Exhibit 99.1

NOTICE OF 2011 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

FEBRUARY 24, 2011

COMPTON PETROLEUM CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Compton Petroleum Corporation (the “Corporation”) will be held in the ENMAX Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada on Tuesday, May 10, 2011, at 3:30 p.m. (Calgary time), for the purposes of:

•	receiving the financial statements for the year ended December 31, 2010, together with the auditors’ report thereon;

•	electing a board of directors to serve until the next annual meeting of shareholders or until their successors are duly elected or appointed;

•	appointing Grant Thornton LLP, Chartered Accountants, as auditors and authorizing the directors of the Corporation to fix the auditors’ remuneration;

•
approving the ability of the Corporation to issue up to 1,924,992 Common Shares of the Corporation in partial satisfaction of amounts owing to the officers of the Corporation under certain employment arrangements that are described in the accompanying Management Proxy Circular;

•
approving the ability of the Corporation to issue up to 1,875,000 Common Shares of the Corporation to the independent directors of the Corporation in partial payment of Director’s fees under a deferred share unit plan described in the accompanying Management Proxy Circular; and

•	transacting such other business as may properly be brought before the Meeting, or any adjournment or adjournments thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Holders of record of Common Shares of the Corporation at the close of business on March 25, 2011 will be entitled to vote at the Meeting.

By Order of the Board of Directors, (Signed) Leland Corbett Corporate Secretary Calgary, Alberta, Canada
February 24, 2011

If you are unable to be present at the Meeting, PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY in the envelope provided for that purpose. Proxies must be received at the registered office of the transfer agent of the Company, Computershare Trust Company of Canada, c/o Service Delivery, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time of the Meeting, or any adjournment or adjournments thereof, in order for such proxy to be used at the Meeting or any adjournment or adjournments thereof.

COMPTON PETROLEUM CORPORATION

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

BUSINESS OF THE MEETING	1
Financial Statements	1
Election of Directors	1
Appointment and Remuneration of Auditors	6
Issuance of Retention Shares	7
Deferred Share Unit Plan	8
PROXY INFORMATION	10
Solicitation of Proxies	10
Appointment of Proxyholders and Revocation of Proxies	11
Voting of Common Shares - Advice to Beneficial Holders of Securities	11
Exercise of Discretion by Proxyholders	11
Voting Shares and Principal Holders Thereof	12
EXECUTIVE AND DIRECTOR COMPENSATION	12
Compensation Discussion and Analysis	12
Compensation of Executive Officers	12
Performance Graph	19
Option Based Awards During 2010	20
Summary Compensation Table	20
Termination and Change of Control Benefits	24
Compensation of Directors	25
Director Compensation Table	26
Incentive Plan Awards - Directors	27
Directors’ and Officers’ Insurance	29
Director Retirement Policy	29
OTHER INFORMATION	29
Indebtedness to the Corporation	29
Interest of Certain Persons or Companies in Matters to be Acted Upon	29
Interest of Informed Persons in Material Transactions	30
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	30
Canadian Corporate Governance Requirements	30
U.S. Corporate Governance Requirements	30
ADDITIONAL INFORMATION	31
Availability of Information	31
Communicating with the Board	31
SCHEDULE A DSU PLAN	33
SCHEDULE B NI 58-101 CORPORATE GOVERNANCE DISCLOSURE	38
SCHEDULE C BOARD OF DIRECTORS CHARTER	50

( i )

COMPTON PETROLEUM CORPORATION

MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

This Management Proxy Circular (the “Proxy Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of Compton Petroleum Corporation (“Compton” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) for the purposes set out in the accompanying notice of the Meeting, or any adjournment or adjournments thereof. The Meeting is to be held in the ENMAX Ballroom, Calgary Chamber of Commerce, Fourth Floor, 517 Centre Street South, Calgary, Alberta, Canada on Tuesday May 10, 2011, at 3:30 p.m. (Calgary time).

Unless otherwise stated, the information contained in this Proxy Circular is as of February 24, 2010.

As set forth in the accompanying notice of the Meeting, the business to be conducted at the Meeting consists of annual and special business that the Corporation is required to conduct, including:

•	tabling the Corporation’s 2010 Annual Report and financial statements;

•	the election of directors (“Directors”) of the Corporation;

•	the appointment of auditors;

•
approving the ability of the Corporation to issue up to 1,924,992 Common Shares of the Corporation in partial satisfaction of amounts owing to the officers of the Corporation under certain employment arrangements; and

•
approving the ability of the Corporation to issue up to 1,875,000 Common Shares of the Corporation to the independent Directors of the Corporation in partial payment of Director’s fees under a deferred share unit plan.

Financial Statements

The consolidated financial statements of Compton for the year ended December 31, 2010, and the report of the auditors thereon, will be placed before the Meeting.  The consolidated financial statements form part of the 2010 Annual Report of the Corporation.  Additional copies of the 2010 Annual Report may be obtained from Compton’s Corporate Secretary upon request and copies will be available at the Meeting.

Election of Directors

Role of the Corporate Governance, Human Resources and Compensation Committee

The Corporate Governance, Human Resources and Compensation Committee (the “Governance Committee”), acting under its mandate as the nominating committee, is responsible for identifying and recommending candidates to the Board of Directors of the Corporation (the “Board”) for election and re-election by the Shareholders.  The Board has adopted independence standards that derive from applicable Canadian and United States securities laws and the New York Stock Exchange corporate governance rules.  Based upon such standards, all members of the Governance Committee are independent.

Nomination Process

The Governance Committee also establishes general criteria for the election and re-election of Directors.  In this regard, the Governance Committee considers the desired complement of Directors’ skills and characteristics based on broad categories, such as leadership, functional capabilities, market knowledge, and prior experience. The process is reviewed annually to reflect the current needs of the Board and strategic priorities of the Corporation.  The Board also conducts a self-assessment and Board effectiveness review by each Director, which assists in identifying candidates for the Board.

Majority Voting Policy

In 2007, the Board approved a Majority Voting Policy.  In an uncontested election, any nominee for Director who is an incumbent Director (an “Incumbent”) and who receives a greater number of votes “withheld” from his election than votes “for” such election (a “Majority Withheld Vote”), excluding abstentions, shall promptly tender his resignation to the Board, following certification of the Shareholder vote.  If a non-Incumbent nominee receives a Majority Withheld Vote, the individual will not become a Director and will not serve on the Board in any capacity.

The Governance Committee will make a recommendation to the Board as to whether to accept the resignation, or whether other action should be taken. The Board, taking into account the Governance Committee’s recommendation, will publicly disclose through a press release, its decision regarding the resignation and the rationale behind the decision, within 90 days from the date of the receipt of the resignation.

In determining whether to accept the resignation of an Incumbent, the Governance Committee and the Board may consider any factors they determine appropriate and relevant, but in any event, will accept the resignation absent a compelling reason to reject it.  Compelling reasons for not accepting a resignation might include, among other things and without limitation; (i) any stated reasons why Shareholders voted against the Incumbent; (ii) the Incumbent was the target of a “vote no” campaign on an illegitimate basis, such as racial discrimination or on the basis of misinformation; (iii) any alternatives for addressing the reason for the Majority Withheld Vote; (iv) loss of the Incumbent would cause the Board to have less than a majority of independent Directors; (v) loss of the Incumbent would cause the Corporation to fail to satisfy stock exchange listing or regulatory requirements; or (vi) loss of the Incumbent would result in a default or breach under any loan covenants or other contractual arrangements.

An Incumbent who tenders his or her resignation will not participate in the recommendation of the Governance Committee or the decision of the Board with respect to his resignation. If the resignation is not accepted by the Board, such Incumbent will continue to serve with full responsibilities and powers until the next annual meeting of the Shareholders. If the Board accepts an Incumbent’s resignation, or if a non-Incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the Corporation’s articles and by-laws.

If the Governance Committee does not have a quorum because multiple Directors have tendered their resignations, and is unable to make a recommendation regarding a resignation, then the remaining disinterested members of the full Board shall act on the resignations without a recommendation from the Governance Committee. If all Directors are unsuccessful Incumbents, the Incumbent Board will nominate a new slate of Directors and, within 180 days after the date of the Meeting, hold a special meeting of the Shareholders to elect a new Board.  In such circumstances, the Incumbent Board will continue to serve until new Directors are elected and qualified.

Contested elections, in which there are more nominees than Directors to be elected, will continue to use the plurality standard and nominees who receive the highest number of votes will be elected.

Nominees

The articles of the Corporation stipulate that the Board shall consist of a minimum of one and a maximum of eleven Directors.  The Board currently consists of eight Directors and the Governance Committee has proposed that the seven persons named below, all of whom are Directors as at the date of this Proxy Circular, should serve as nominees for election as Directors to continue in office until the next succeeding annual meeting of the Shareholders or until their successors are duly elected or appointed.

All of the proposed nominees (Messrs. Allan, Belich, Fitzpatrick, Granger, Hurtubise, Koop and Shimmerlik) were duly elected as Directors at the annual meeting of Shareholders held on May 12, 2010. Mr. Smith has advised the Corporation that he does not intend to stand for re-election as a Director.

 The nominees for election as Directors of Compton are:

J. Stephens Allan	R. Bradley Hurtubise
Mel F. Belich	Irvine J. Koop
David Fitzpatrick	Warren M. Shimmerlik
Tim Granger

The persons proposed for nomination are, in the opinion of the Governance Committee and the Board, well qualified to act as Directors for the ensuing year. Each nominee has established his eligibility and willingness to serve as a Director if elected.

The persons named in the accompanying form of proxy as proxyholders are either officers (“Officers”) or Directors of Compton and intend to vote at the Meeting FOR the election of the nominees whose names are set forth above, unless specifically instructed on the form of proxy to withhold such vote.  The election of Directors will be decided by a majority of the votes cast at the meeting by Shareholders present, in person, or by proxy.  The Board and Management unanimously recommend that Shareholders vote in favour of each of the above named nominees.

Set forth below is biographical and other information with respect to each of the seven nominees for election as Director, including  principal occupation, business or employment for the past five years or more, and the common shares (“Common Shares”) of the Corporation and stock options to acquire Common Shares (“Options”) held as at February 24, 2010.  In addition, the table lists other companies with whom each nominee is currently serving as a Director.  Each of the nominees has served as a Director since the year he first became a Director and was elected to his present term of office by a vote of the Shareholders at a meeting of Shareholders held on May 12, 2010.

Mel F. Belich, Q.C. Calgary, AB, Canada
Mel Belich, 63, is the Chairman of Compton. Mr. Belich is the former Chairman and President of each of Enbridge International Inc., and Enbridge Technology Inc., and a former Director of numerous Enbridge affiliates, including those in Europe and Latin America.  Mr. Belich joined Enbridge Inc., an energy pipeline company, in 1994 after 20 years of service with a major Canadian law firm, where he held a series of senior management and counsel positions.  He was appointed Queen’s Counsel in 1996.
Mr. Belich is a member of the Institute of Corporate Directors, and his other activities include serving as a Director of the Calgary Airport Authority, an Honorary Director with the Van Horne Institute for Regulatory Affairs, Director and past President of Ducks Unlimited Canada, and past Chairman of the Canadian Association for the World Petroleum Council.

Compton Board Details:

•  Independent
•  Director since 1993
•  Areas of expertise:  corporate governance, corporate law, regulatory affairs, international business, and oil and gas transmission
•  Attendance at meetings in 2010:  15/15 (100%)
•  Chairman of the Board of Directors since 2001
•  Ex officio voting member all Board Committees, including the Corporate Governance, Human Resources and Compensation Committee; the Reserves, Operations and
   Environmental, Health & Safety Committee; and the Audit, Finance and Risk Committee
•  Meets share ownership guidelines
   Common shares owned:    2,504,616 ($1.1 million) (1)
   Options:                           209,300

Tim S. Granger, P.Eng. Calgary, AB, Canada
Tim Granger, 53, is the President and Chief Executive Officer of Compton.  Mr. Granger has more than 27 years of experience in the petroleum industry, which includes extensive experience in exploitation and production operations.  Most recently, Mr. Granger held the office of Vice President and Chief Operating Officer at Paramount Energy Trust, a natural gas royalty energy trust, and prior to that was Managing Director of TAQA North, an oil and gas exploration company, following the acquisition of PrimeWest Energy Trust by TAQA in January of 2008.  Mr. Granger had served as the Chief Operating Officer of PrimeWest Energy Trust, an oil and gas royalty trust, since 1999.  Mr. Granger is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta.

Compton Board Details:

•  Non-independent due to Mr. Granger’s position as President and Chief Executive Officer with the Corporation
•  Director since 2009
•  Area of expertise:  management and operation of exploration and production companies
•  Attendance at meetings in 2010:  15/15 (100%)
•  Ex officio non-voting member of the Corporate Governance, Human Resources and Compensation Committee; the Reserves,  Operations and Environmental, Health & Safety
   Committee; and the Audit, Finance and Risk Committee
•  Meets share ownership guidelines - in transition(2):
   Common shares owned:    467,933 ($205,891) (1)
   Options:                           1,331,000

J. Stephens Allan, FCA, ICD.D., Calgary, AB, Canada
Steve Allan, 66, is a consultant to RSM Richter LLP, one of the largest independent accounting, business advisory, and consulting firms in Canada.  Mr. Allan has 40 years of experience as a Chartered Accountant, which includes extensive experience in complex corporate finance matters.  He was awarded an FCA in 1992.

Mr. Allan is the past Chairman of the Board of the Calgary Exhibition & Stampede.  He has served as a Director of the Calgary Foundation and University Technologies Inc.  He is currently a Director of the McMahon Stadium Society and the Calgary Stampede Foundation and was a member of the Committee to End Homelessness in Calgary.  Mr. Allan is Chairman of the Canadian Tourism Commission and was formerly Chairman of the Independent Review Committee for the Citadel Group of Funds. He is a past President of the Institute of Chartered Accountants of Alberta and the Rotary Club of Calgary, as well as a past Director of the Alberta Insolvency Practitioner’s Association and the Institute of Management Consultants of Alberta.  Mr. Allan has also served as a Governor of the Canadian Institute of Chartered Accountants.  He is a member of the Institute of Corporate Directors.

Compton Board Details:

•  Independent
•  Director since 2007
•  Areas of expertise:  corporate governance and finance
•  Attendance at meetings in 2010:  12/15 (80%)
•  Chairman of the Audit, Finance and Risk Committee
•  Member of the Corporate Governance, Human Resources and Compensation Committee
•  Meets share ownership guidelines - in transition(2):
   Common shares owned:    51,250 ($22,550) (1)
   Options:                           189,300

David M. Fitzpatrick, P. Eng., C. Dir. Calgary, AB, Canada
David Fitzpatrick, 52, is an independent businessman and prior thereto served as President, CEO and Director of Shiningbank Energy Ltd. from 1996 to 2007 (acquired by PrimeWest Energy Trust), an oil and gas company.  Mr. Fitzpatrick has served as a Director of each of PrimeWest Energy Trust, Shiningbank Energy Income Fund, Platform Energy Ltd., Fairquest Energy Ltd., Enerchem International Inc., Eagle Energy Trust, Pinecrest Energy Ltd.  and Twin Butte Energy Ltd., each an oil and gas company or trust.  Mr. Fizpatrick is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers and is a Chartered Director.

Compton Board Details:

•  Independent
•  Director since 2009
•  Areas of expertise: engineering and production
•  Attendance at meetings in 2010:  15/15 (100%)
•  Member of the Reserves,  Operations and Environmental, Health & Safety Committee
•  Meets share ownership guidelines - in transition(2):
    Common shares owned:   100,000 ($44,000) (1)
    Options:                          224,300

R. Bradley Hurtubise B. Comm., MBA, CFA Calgary, AB, Canada
R. Bradley Hurtubise, 52, is President, Chief Executive Officer and a Director of Eaglewood Energy Inc. an international oil and gas company.  Prior thereto he was Executive Managing Director, Investment Banking at Tristone Capital Inc. and Executive Managing Director and Head of the Calgary office of BMO Nesbitt Burns.  Mr. Hurtubise is currently on the Board of Directors of Ithaca Energy Inc., Direct Cash Payments Inc. and serves on the Advisory Board of Marsh Canada.

Compton Board Details:

•  Independent
•  Director since 2009
•  Areas of expertise: finance
•  Attendance at meetings in 2010:  12/15 (80%)
•  Member of the Audit, Finance and Risk Committee
•  Meets share ownership guidelines - in transition(2):
   Common shares owned:      51,400 ($22,616) (1)
   Options:                             224,300

Irvine J. Koop, P.Eng. Calgary, AB, Canada
Irv Koop, 64, is an independent businessman and prior thereto was the Chairman and Chief Executive Officer of IKO Resources Inc., a petroleum consulting firm. Mr. Koop was the Executive Vice President and President and Chief Executive Officer, Pipelines and Midstream, of Westcoast Energy Inc., an energy products and services company (acquired by Duke Energy Company), and was the former President and CEO of Numac Energy, an oil and gas company (acquired by Anderson Exploration).
Mr. Koop is a member of the Association of Petroleum Engineers, Geologists, and Geophysicists of Alberta, and the Canadian Institute of Mining and Minerals. Mr. Koop is also a Director and Chairman of NAL Energy Corporation, a public oil and gas company, and past chair of the Canadian Association of Petroleum Producers (CAPP) and Canadian Energy Research Institute.

Compton Board Details:

•  Independent
•  Director since 1996
•  Areas of expertise:  engineering, and  midstream and pipeline transmission
•  Attendance at meetings in 2010:  15/15 (100%)
•  Chairman of the Corporate Governance, Human Resources and Compensation Committee
•  Member of the Reserves,  Operations and Environmental, Health & Safety Committee
•  Meets share ownership guidelines:
   Common shares owned:     587,000 ($258,280) (1)
   Options:                            209,300

Warren M. Shimmerlik Bedford, NY, United States
Warren M. Shimmerlik, 62, is an independent businessman.  Prior thereto, Mr. Shimmerlik was a Member and Principal of COSCO Capital Management LLC, a private equity intermediary and from 1990 to 2004 President of Shimmerlik Corporate Communications, Inc., an investor relations firm.  He spent nearly two decades as a Wall Street Energy Analyst holding senior positions at Merrill Lynch & Company, L.F. Rothschild Unterberg Towbin and County NatWest Securities USA.

Compton Board Details:

•  Independent
•  Director since 2009
•  Area of expertise:  finance
•  Attendance at meetings in 2010:  15/15 (100%)
•  Member of the Audit, Finance and Risk Committee
•  Meets share ownership guidelines - in transition(2):
   Common shares owned:     53,600 ($23,584) (1)
   Options:                            224,300

(1)	Share ownership value based on TSX closing stock price of $0.44 on December 31, 2010.

(2)
Share ownership guidelines were revised and instituted in September 2009; Directors have a five-year compliance period so are currently in a transition period (see “Executive and Director Compensation - Incentive Plan Awards - Executive Share Ownership and Guidelines” and “Director Share Ownership and Guidelines”).

Appointment and Remuneration of Auditors

Grant Thornton LLP, Chartered Accountants, (“Grant Thornton”) will be nominated for re-appointment as the Corporation’s auditors to hold office until the next succeeding annual meeting of Shareholders, at such remuneration as may be fixed by the Board upon the recommendations of the Audit, Finance and Risk Committee.  Representatives of Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they wish to do so.  They will also be available to respond to Shareholders’ questions.  Grant Thornton has been the auditors of the Corporation since 1993.  The Audit, Finance and Risk Committee has recommended to the Board and to Shareholders, the nomination of Grant Thornton as the Corporation’s auditors.  The appointment of the auditors will be decided by a majority of the votes cast at the Meeting by Shareholders present in person or by proxy.  The Board and Management unanimously recommend that Shareholders vote in favour of the re-appointment of Grant Thornton as the Corporation’s auditors.

Annual Information Form and Audit Fees

The Corporation has included in its Annual Information Form in the section entitled “Audit, Finance and Risk Committee Information,” certain prescribed information in respect of Audit, Finance and Risk Committee matters and audit fees.

The aggregate amounts billed by Grant Thornton LLP to the Corporation with respect to fees payable for audit and audit-related engagements (including separate audits of subsidiary entities, financings, and regulatory reporting requirements), tax, and other services in the fiscal years ended December 31, 2010 and 2009 were as follows:

Type of Service	Fiscal 2010	Fiscal 2009
Financial statement and internal controls audit	$ 754,218	$ 1,030,849
Audit related	125,007	51,636
Tax	22,601	21,945
Other non-audit	151,543	137,000
Total	$ 1,053,369	$ 1,241,430

Financial statement audit fees in fiscal 2010 and 2009 include those charged in respect of the annual financial statement audit as well as those charged for the quarterly review of the financial statements. Fees charged in 2010 and 2009 for the audit of internal controls relate to requirements under the United States Sarbanes-Oxley Act of 2002 and similar Canadian regulatory compliance.

Audit related fees include services performed to translate the annual and quarterly financial statements into French as well as the reimbursement of the pro-rata share of annual fees charged to each audit firm by the Canadian Public Accountability Board.

Tax services performed by Grant Thornton outside of normal audit procedures during 2010 related to debt restructuring and the preparation and filing of the annual returns.  Other non-audit fees relate to services provided during the issue of offering documents as well as  the preparation of a scoping, planning and implementation document to support the Corporation’s transition to International Financial Reporting Standards (“IFRS”) on January 1, 2011.

The Audit, Finance and Risk Committee of the Corporation considered the fees and determined that they were reasonable and do not affect the independence of the Corporation’s auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to the Corporation by Grant Thornton and in such case, only with the prior approval of the Audit, Finance and Risk Committee. The Committee has pre-approved the retention of Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $25,000 per quarter.

Issuance of Retention Shares

In January 2011, the Corporation significantly revised the compensation arrangements that it has with each of Tim Granger, President and Chief Executive Officer, David Horn, Vice President, Business Development and Land, and Shannon Ouellette, Chief Operating Officer. Effective February 28, 2011, the Corporation entered into a new compensation arrangement with Theresa Kosek in her newly appointed position as Vice President, Finance and Chief Financial Officer.  Each of Mr. Granger, Mr. Horn, Ms. Ouellette and Ms. Kosek are  an “Executive” and collectively, the “Executives”.  These new compensation arrangements are described in the section entitled “Executive and Director Compensation - Compensation Discussion and Analysis”.  Part of those new compensation arrangements consists of a long-term retention plan award (the “LTRP Awards”), effective February 15, 2011, of $570,000 to Mr. Granger, $290,000 to Mr. Horn, $390,000 to Ms. Ouellette and $290,000 to Ms. Kosek.

The terms of the LTRP Award for each Executive provide that one-third of the amount of the LTRP Award for that Executive will be paid to that Executive on each of February 15, 2012, 2013 and 2014, as long as the Executive remains an employee in good standing on each such date.  In the event an Executive is terminated with cause or resigns prior to each vesting period, that Executive will forfeit his or her LTRP Award.  In the event of a change of control of the Corporation, any unvested portion of the LTRP Award will vest.

Subject to regulatory and disinterested shareholder approval, the Corporation has agreed to pay one-half of the LTRP Awards to the Executives in the form of Common Shares of the Corporation (“Retention Shares”).  The number of Retention Shares to be delivered to each Executive would be equal to the quotient obtained by dividing 50% of the LTIP Award payable to that Executive by the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five consecutive trading days immediately preceding the date of the Meeting (such price being the “Reference Price”).  For example, if the Reference Price is $0.44 per share and the required approvals are obtained, then the cash and number of Retention Shares that the Corporation would deliver to the Executives on each of the applicable payment dates would be as follows:

Tim Granger	$95,000 and 215,909 Retention Shares
David Horn	$48,333 and 109,848 Retention Shares
Shannon Ouellette	$65,000 and 147,727 Retention Shares
Theresa Kosek	$48,333 and 109,848 Retention Shares

Using this example, a total of 1,749,996 Retention Shares would be issued under the LTRP Awards to the four Executives.  The number of Retention Shares to be issued under the LTRP Awards will vary, depending on the Reference Price; however, the Corporation will not issue more than 1,924,992 Retention Shares (which as at February 24, 2011 represent 0.7% of the issued and outstanding Common Shares) to the Executives under the LTRP Awards (which corresponds to a Reference Price of $0.44 per share). In this case Mr. Granger would be eligible to receive up to 712,500 Common Shares (which as at February 24, 2011 represents 0.3% of the issued and outstanding Common Shares), Mr. Horn would be eligible to receive up to 362,496 Common Shares (which as at February 24, 2011 represents 0.1% of the issued and outstanding Common Shares), Ms. Ouellette would be eligible to receive up to 487,500 Common Shares (which as at February 24, 2011 represents 0.2% of the issued and outstanding Common Shares) and Ms. Kosek would be eligible to receive up to 362,496 Common Shares (which as at February 24, 2011 represents 0.1% of the issued and outstanding Common Shares).  To the extent that the number of Retention Shares to be delivered to the Executives would otherwise exceed that maximum, or the required approvals are not obtained, the Corporation will deliver cash to the Executives in an amount required to satisfy the LTRP Awards. In the event that disinterested Shareholder approval of the issuance of the Retention Shares is not obtained, each Executive will be paid on vesting their entire LTRP Award in cash.

The LTRP Awards have been recommended by the Governance Committee and approved by the Board.  The Governance Committee’s review process included a broad discussion and analysis of the compensation arrangements for the Executives.  The Governance Committee and the Board have determined that the LTRP Awards are in the best interests of the Corporation in that they will allow the Corporation to conserve its financial resources (if paid in Common Shares) while further aligning the interests of the Executives with those of the Shareholders.

The TSX has conditionally approved the issuance of the Retention Shares subject to disinterested Shareholder approval.  Because the Executives are insiders of the Corporation, the TSX requires the Corporation to obtain disinterested shareholder approval of the issuance of the Retention Shares.  Accordingly, at the Meeting, disinterested Shareholders will be asked to approve the issuance of the Retention Shares by an ordinary resolution (the “Retention Share Resolution”).

Recommendation of the Board

The Board has determined that the issuance of the Retention Shares is in the best interests of the Corporation and the Shareholders.  The Board unanimously recommends that the disinterested Shareholders vote in favour of the issuance of the Retention Shares.

Unless specified in a form of proxy that the Common Shares represented by the proxy shall be voted against the Retention Share Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote for the Retention Share Resolution.

Retention Share Resolution

“RESOLVED THAT the award of up to 712,500 Common Shares to Tim Granger, 362,496 Common Shares to David Horn, 487,500 Common Shares to Shannon Ouellette and 362,496 Common Shares to Theresa Kosek, in each case to be issued to such individuals in increments no greater than one-third of such awards on each of February 15, 2012, 2013 and 2014, be and the same is hereby approved, ratified and confirmed and that any Officer or Director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”.

Deferred Share Unit Plan

At the Meeting, Shareholders will be asked to ratify and approve the ability of the Corporation to issue up to 1,875,000 Common Shares to the independent Directors of the Corporation under a deferred share unit plan of the Corporation (the “DSU Plan”).  The Board approved the adoption of the DSU Plan effective January 27, 2011 for the purpose of providing an alternative form of compensation to the independent Directors of the Corporation.

Under the DSU Plan, each independent Director will be awarded deferred share units (“DSUs”) effective on the date of each annual general meeting of the Shareholders, beginning with the date of the Meeting.  The notional amount of each DSU award to each independent Director will be $35,000 ($40,000 for the Chair of the Board of Directors).  The notional number of Common Shares represented by each DSU award (the “DSU Notional Shares”) will be the quotient obtained by dividing the notional amount of the DSU award by the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date of the award (such price being the “DSU Reference Price”).  At the time an independent Director to whom DSUs have been granted under the DSU Plan ceases to be a director of the Corporation for any reason, including without limitation disability, death, retirement or resignation (other than a resignation or other termination as a result of or following misconduct or a fraudulent act as described below), that Director will be paid an amount (payable in Common Shares or cash, at the option of the Corporation) equal to the value of the DSU Notional Shares corresponding to all DSU awards previously received by that Director, based on the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date on which that Director ceases to be a director of the Corporation.  This form of compensation will enable the independent Directors to participate in any increase in the value of the Common Shares and will promote a greater alignment of interests among independent Directors and the Shareholders.

If an independent Director ceases to be a director of the Corporation as a result of or following any misconduct or fraudulent act by that Director, he or she will not be eligible to receive any future DSUs and will forfeit all rights to any DSUs granted prior to the date in respect of which that Director ceases to be a director of the Corporation.

Subject to regulatory and shareholder approval, the Corporation will have the option to satisfy any obligation to pay an amount to a departing independent Director in respect of the DSUs held by that Director by delivering Common Shares equal in number to the number of DSU Notional Shares corresponding to all DSU awards previously received by that Director.

Under the DSU Plan, the aggregate number of Common Shares that may be reserved for issuance pursuant to DSUs at any given time shall not exceed 1,875,000 Common Shares.

The Corporation will not issue Common Shares under the DSU Plan to any Director where such issuance would result in: (a) the total number of Common Shares issuable at any time under the DSU Plan to insiders, or when combined with all other Common Shares issuable to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis; or (b) the total number of Common Shares that may be issued to insiders during any 12-month period under the DSU Plan, or when combined with all other Common Shares issued to insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis. If the Corporation is precluded from issuing Common Shares (corresponding to DSU Notional Shares) to a Director, the Corporation will pay to that Director cash in an amount as described above.

The Board may at any time and from time to time, without Shareholder approval, amend any provision of the DSU Plan, including, without limitation:

(a)
to make amendments of a “housekeeping” nature, including amendments to the DSU Plan or a DSU necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the DSU Plan or a DSU to correct any ambiguity, defective provision or error or omission therein;

(b)	to amend the vesting, redemption or payment provisions of the DSU Plan or any DSUs; or

(c)	any other amendment that does not require Shareholder approval under applicable laws or the rules and policies of the TSX;

provided, however, that:

(d)
no such amendments of the DSU Plan may be made without the consent of the affected participant in the DSU Plan if such amendment would adversely affect the rights of such participant under the DSU Plan for DSUs previously granted; and

(e)	Shareholder approval shall be obtained in accordance with the rules and policies of the TSX for any amendment to the amendment provisions of the DSU Plan.

Appropriate adjustments to the number of DSUs outstanding under the DSU Plan shall be made to give effect to stock dividends, subdivisions, consolidations, reclassifications or similar changes to the Common Shares or other relevant changes in the capital structure of the Corporation.  Notwithstanding the foregoing, any transaction (including a take-over bid, merger, arrangement or similar business combination) which results in the exchange of the Common Shares for cash or securities of another issuer (or a combination thereof) shall result in the termination of the DSU Plan and shall entitle each independent Director to whom DSUs have been granted under the DSU Plan to be paid an amount equal to the value of the DSU Notional Shares corresponding to all DSU awards previously received by that Director, based on the volume weighted average trading price of the Common Shares on the TSX for the immediately preceding five consecutive trading days.

The rights and interests of an independent Director in respect of the DSUs granted to that Director shall not be transferable or assignable other than by the will or the laws of succession to the legal representative of that Director or, subject to applicable law, to a dependant or relation, including without limitation a spouse, of that Director.

A copy of the DSU Plan is attached hereto as Schedule “A”.  The TSX has accepted the DSU Plan and has conditionally approved the issuance of up to 1,875,000 Common Shares (which corresponds to an estimated three years’ worth of DSU awards using a DSU Reference Price of $0.44 per share) in connection with the DSU Plan, subject to Shareholder approval.  Accordingly, at the Meeting, Shareholders will be asked to approve the issuance of Common Shares in connection with the DSU Plan by an ordinary resolution (the “DSU Share Resolution”).

Recommendation of the Board

The Board has determined that the adoption of the DSU Plan and the issuance of Common Shares in connection with the DSU Plan are in the best interests of the Corporation and the Shareholders.  The Board unanimously recommends that Shareholders vote in favour of the DSU Share Resolution.

Unless specified in a form of proxy that the Common Shares represented by the proxy shall be voted against the DSU Share Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote for the DSU Share Resolution.

DSU Share Resolution

“RESOLVED THAT the issuance of up to 1,875,000 Common Shares in connection with the Deferred Share Unit Plan as described in the proxy information circular of the Corporation dated February 24, 2011 substantially in the form attached to the proxy information circular as Schedule “A” be and the same is hereby approved, ratified and confirmed and that any Officer or Director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”

PROXY INFORMATION

Solicitation of Proxies

This Proxy Circular, which is being mailed to Shareholders on or about April 8, 2011, is furnished in connection with the solicitation by and on behalf of Management of proxies to be used at the Meeting to be held on Tuesday, May 10, 2011 at the time and place and for the purposes set forth in the accompanying notice of the Meeting, or any adjournment or adjournments thereof.  The solicitation will be made primarily by mail but may also be made by telephone or other means of telecommunication by Officers, Directors, or employees of the Corporation.  The cost of the solicitation will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

A Shareholder has the right to appoint as proxyholder any person, other than the Directors or Officers of the Corporation named in the accompanying form of proxy, to attend and vote at the Meeting in the Shareholder’s place, and may do so by inserting the name of such other person, who need not be a Shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting or any adjournment or adjournments thereof, the completed forms of proxy must be received at the registered office of the Corporation’s transfer agent, Computershare Trust Company of Canada, c/o Service Delivery, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, not later than 48 hours (excluding Saturdays, Sundays, and holidays) preceding the Meeting or any adjournment or adjournments thereof.

A proxy is revocable.  The giving of a proxy will not affect the right of a Shareholder to attend and vote in person at the Meeting.  A Shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including by depositing an instrument of revocation in writing at the Corporation’s registered office, located at Suite 4300, 888 - 3rd Street S.W., Calgary, Alberta, Canada, T2P 5C5, Attention: Corporate Secretary, at any time up to and including the day prior to the Meeting or any adjournment or adjournments thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment or adjournments thereof, but prior to the use of the proxy at the Meeting, or any adjournment or adjournments thereof.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to those Shareholders who hold Common Shares through brokers and their nominees and not in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to in this Proxy Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases, those shares will not be registered under the name of the Shareholder on the records of the Corporation.  Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by his/her broker is identical to the form of the proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting, rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

Exercise of Discretion by Proxyholders

The persons whose names are printed on the accompanying form of proxy as proxyholders, who are either Officers or Directors of the Corporation, will on a show of hands or any ballot that may be called for, vote for, withhold from voting, or vote against the shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  If no choice is specified by the Shareholder, then such shares will be voted FOR the election of the nominees for each of the Directors, as set forth under the heading “Business of the Meeting - Election of Directors,”, FOR the appointment of Grant Thornton as the Corporation’s auditors, as set forth under the heading “Business of the Meeting - Appointment and Remuneration of Auditors”, FOR the issue of up to 1,924,992 Common Shares, as set forth under the heading “Business of the Meeting - Issuance of Retention Shares”, and FOR the issue of up to 1,875,000 Common Shares, as set forth under the heading “Business of the Meeting - Deferred Share Unit Plan.”

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting.  As at the date hereof, Management knows of no such amendment, variation, or other matter to come before the Meeting.  If any such amendment, variation, or other matter that is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgment with respect to the shares represented by such proxy.

Voting Shares and Principal Holders Thereof

The by-laws of the Corporation provide that every question submitted to any meeting of Shareholders, with the exception of the election of Directors, shall be decided on a show of hands unless a ballot is duly demanded by a Shareholder or proxyholder either before or on the declaration of the result of any vote by a show of hands.  Upon a show of hands, every Shareholder present in person shall have one vote.  If a ballot is taken, then each Shareholder present in person or represented by proxy, is entitled to one vote for each Common Share registered in his name as at the close of business on March 25, 2011, being the record date (the “Record Date”) fixed by the Board for the determination of the registered Shareholders who are entitled to receive the notice of the Meeting accompanying this Proxy Circular.  If a Shareholder transfers the ownership of any of the Shareholder’s Common Shares after the Record Date, then the transferee will be entitled to vote at the Meeting if the transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote.  This list of Shareholders will be available for inspection after the Record Date during usual business hours at the Calgary office of the Corporation’s transfer agent, Computershare Trust Company of Canada, Suite 600, 530-8th Avenue S.W., Calgary, Alberta, Canada, T2P 3S8, and at the Meeting.

Directors receiving the majority of votes cast (number of shares voted “for’’ a Director must exceed the number of votes “withheld” from that Director) will be elected as a Director.  If the number of nominees exceeds the number of Directors to be elected, the Directors shall be elected by a plurality of the shares present in person or by proxy at any such meeting and entitled to vote on the election of Directors.  Shares not present at the meeting and shares voting “withheld” have no effect on the election of Directors.  See “Election of Directors - Majority Voting Policy.”

As at February 24, 2011, there were 263,579,701 Common Shares outstanding.  Each Common Share carries the right to one vote on any matter properly coming before the Meeting.  The Common Shares are Compton’s only outstanding class of shares.  To the knowledge of the Directors and Officers, there are no person as of February 24, 2011, who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Compensation of Executive Officers

Composition of the Governance Committee

The Board has delegated to the Governance Committee responsibility for the oversight, review, and approval of Compton’s compensation policies.  During 2010, the Governance Committee was composed of the following three independent Directors, Messrs. Koop (Chair), Allan, and Smith, as well as one ex officio voting independent Director, Mr. Belich, and one ex officio non-voting non-independent Director, Mr. Granger, each of whom have significant executive and managerial experience in industry and are well qualified to determine and implement the compensation policies of the Corporation.  The compensation of the Executives of the Corporation, including the President and Chief Executive Officer, is recommended for approval to the Board of Directors by the members of the Governance Committee.

Objectives of Compensation Program

The primary objective of the Corporation’s executive compensation program is to attract, motivate, develop, and retain outstanding individuals.  In determining the level of compensation paid to named executive officers (each a “NEO”)1, the Governance Committee annually considers several factors including: the NEO’s overall experience, responsibility and performance; the compensation levels of similar executive positions in the Canadian oil and gas industry in which the Corporation competes; and the necessity to retain key personnel and Compton’s overall performance and achievement of its corporate objectives.  More specifically, the Governance Committee considers for each NEO: the individual’s performance in comparison to defined individual goals and objectives and how this performance compares to other members of the Management team; specific corporate operating statistics and performance ratios; Compton’s financial objectives; the individual’s ability to perform to internal budget projections and expectations; and plans for future exploration, development and acquisition activities.

The Corporation’s compensation program is designed to reward for services provided and to serve as an incentive for NEOs to implement the Corporation’s short-term and long-term strategic goals that are intended to maximize Shareholder value.

Elements of Compensation Program

As discussed in further detail below, the term “total compensation” refers to all of the elements of compensation disclosed in the “Summary of Compensation Table”, specifically: base salary, share-based awards, option based awards, non-equity incentive awards, and other compensation, such as benefits and the Corporation’s Employee Savings Plan.

The term “total direct compensation” represents the combined value of fixed compensation and performance-based variable compensation, but excludes other compensation such as benefits and the Employee Savings Plan. The elements of total direct compensation include base salary, annual incentives in the form of a cash bonus, and long-term incentives in the form of stock options and long-term retention plans. In 2009, the Corporation adopted a pay-for-performance philosophy for all employees, including the NEOs, whereby actual awards are directly linked to Compton’s results. Total direct compensation targets the fiftieth percentile of market comparables, advancing to the seventy-fifth percentile if corporate and individual performance warrants.

Base Salary

The primary element of the Corporation’s compensation program is base salary, which is a fixed portion of total direct compensation.  The Corporation’s view is that base salary is a necessary element to attract and retain qualified executive officers through income certainty. Base salaries for NEOs are reviewed annually and are recommended for approval to the Board of Directors by the Governance Committee. The base salaries of Executives, including that of the Chief Executive Officer (“CEO”), target a range between the fiftieth and seventy-fifth percentile indicated in the below mentioned market comparison surveys, which consider compensation for similar roles and levels of responsibility within comparable companies.

1 A named executive officer means each of the following individuals: a CEO, a CFO, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 and each individual who would be an NEO but for the fact that the individual was not an executive officer nor acting in a similar capacity at the end of that financial year.

The Board has determined that Officers’ base salaries for 2011 will be reduced in consideration of the current market environment and the reduction in corporate size over the last two years.  As a result, the Officers’ salaries are reduced as follows:

	2010 Base Salary	2011 Base Salary
Tim Granger	$ 400,000	$ 200,000
David Horn	$ 225,000	$ 200,000
Shannon Ouellette	$ 250,000	$ 200,000

As such, the Executives’ 2011 compensation will be lower as a result of being benchmarked to a revised peer group of smaller companies. The newly appointed Vice President, Finance and Chief Financial Officer of the Corporation, Ms. Theresa Kosek, will also receive a base salary of $200,000 in 2011.

Annual Incentive Plans

Annual incentive plans are an element of compensation designed to reflect achievement of both corporate and individual goals and objectives.  The Corporation’s annual incentive plan is a short-term incentive intended to reward each employee and NEO based on overall corporate company performance, as measured through financial and non-financial terms, as well as individual contribution to Compton’s results, measured against goals and objectives that are determined at the beginning of each year.

In setting goals and objectives for Officers, weightings are given to individual performance measures and to corporate goals and objectives that are formed, in part, from benchmarking studies.  If certain performance levels are achieved, a bonus is payable.  The target short-term incentive award for the CEO is set at 40% of annual base salary, with an opportunity to earn a maximum bonus award of up to 80% for exceptional performance. As part of its deliberations regarding bonus awards for 2010, the Board weighted corporate performance at 80% and the individual performance of the CEO at 20%. The target short-term incentive award for a NEO (other than the CEO) is set at 30% of annual base salary, with an opportunity to earn a maximum bonus award of up to 60% for exceptional performance. As part of its deliberations, the Board weighted corporate performance at 70%, and the individual performance of the NEO (other than the CEO) at 30%.

Compton’s Executives were evaluated against the following corporate performance criteria for 2010:

Corporate Performance Criteria (70% - 80% of assessment)	Weighting
Production	20%
Operational cost	15%
Administrative expenses	5%
Capital efficiency	20%
Relative shareholder return	20%
Board discretion	20%
Total corporate performance goals	100%

Targets, weightings and measures are intended to be guidelines, allowing for Board discretion. Based on the criteria set out above and the achievement of corporate and individual goals (both financial and non-financial), the Board determined that the awards of Annual Incentive Bonuses, as set out in “Compensation of Executive Officers - Summary Compensation Table” were appropriate, based on the fact that the majority of 2010 corporate and individual goals were materially met or exceeded as outlined in the table below. The Governance Committee also assessed bonus amounts relative to Compton’s peer group in ensuring that the amount is consistent with targeted total direct compensation.

2010 Goals & Objectives	Guidance	Results
Average daily production (boe/d)	16,000 - 16,500	17,402
Administrative expenses ($ millions)	$25 - $27	$22.7
Operating costs ($ millions)	$80 - $85	$66.1
Cash flow ($ millions)	$40 - $50	$54.4
Capital expenditures(1) ($ millions)	$60 - $70	$46.3
	As at Dec. 31, 2009	As at Dec. 31, 2010
Reduce debt level: Total bank debt & term notes ($ millions)	$568.9	$382.8
Relative shareholder return(2) Q4 level relative to peers	1%	(53%)

(1)
Capital expenditures were to be adjusted according to cash flow generated from operations and other sources; as Management’s strategy of living within cash flow was maintained, the Board viewed that the performance measure was met.

(2)
Compton’s share price was negatively impacted by continued low natural gas prices, which was outside of Management’s control; in its assessment, the Board took into consideration  factors within Management’s control that were met, such as production levels and expenses.

Compton met or exceeded its targets on average daily production, administrative expenses, operating costs and reduction of corporate debt. The Corporation measures its cash flow guidance on adjusted cash flow, which adjusts the cash flow amount (as stated on the ‘Consolidated Statements of Cash Flow’ contained in the annual financial statements for 2010) for realized foreign exchange losses and asset retirement expenditures. The Corporation exceeded this target as well after adjustment for one-time items such as the impact of the termination of office lease costs.

Capital expenditures, before acquisitions and dispositions in December 2010, were $13.7 million lower than guidance due to Management’s strategy of living within cash flow. In addition, equipment delays in the latter part of the year moved some expenditures into 2011.

In evaluating the NEOs, the Governance Committee came to the following conclusions:

For his accomplishments in 2010, the Board granted Mr. Cassidy a short-term incentive award totalling 30% of his 2010 annual base salary, meeting the target of 30%. Mr. Junghans exceeded targeted performance for 2010 and was granted a short-term incentive award equal to 35.4% of his annual base salary. The targeted percentage was 30%.

In 2010, Ms. Ouellette successfully developed a cohesive team, which was supportive of the corporate objectives. Under Ms. Ouellette’s leadership, operational performance related to operational costs, annual production, development and environmental, health and safety results all exceeded expectations and   2010 performance targets.  Ms. Ouellette was compensated accordingly, receiving a short-term incentive award of 60%. The target was 30% of her 2010 annual base salary.

Mr. Horn led a number of corporate and asset divestment processes in 2010. Under his leadership, the land business unit continued to improve land records and strengthen processes. Mr. Horn is a strong ambassador for the Corporation, working effectively with external stakeholders. Mr. Horn's contributions exceeded the performance targets established for 2010.  The target for Mr. Horn's short-term incentive award was 30% of his base salary. Given that his performance exceeded targets, Mr. Horn was compensated with a short-term incentive award equalling 55.5% of his 2010 annual base salary.

Mr. Granger's 2010 performance was measured by his accomplishments against six operational, financial and market corporate performance measures as well as individual goals and objectives. His overall performance rating and compensation was weighted 80% to corporate performance and 20% to attainment of individual goals. In 2010, Mr. Granger led his team in successfully executing a plan that saw a significant reduction in operating and administrative costs, reduced debt levels and increased the efficiency of Compton’s capital expenditure program. A continuation of low natural gas prices resulted in these significant achievements not being fully reflected in the Corporation’s share price. The Committee also deemed Mr. Granger’s compensation to be appropriate relative to the compensation of other executive officers and Chief Executive Officers of Compton’s peer group. The Board approved a short-term incentive award commensurate with 40% of Mr. Granger's 2010 base salary. The target percentage was 40%.

In consideration of the current market environment and the reduction in corporate size over the last two years, the Executives’ 2011 compensation will be lower as a result of being benchmarked to a revised peer group of smaller companies.

Option Based Awards

Long-term incentive compensation may be provided through the granting of stock options under the Corporation’s Stock Option Plan.  Awards of Options are intended to increase the pay-at-risk component for executives and to align their interests with the interests of the Shareholders.  The following guidelines have been endorsed by the Board, recognizing that the Governance Committee has flexibility and uses discretion to determine the size of each award, taking into account all relevant circumstances including the value of Compton’s Option awards in comparison with its peer group and other components of the compensation previously received by the Officer. Each Officer (with the exception of the CEO) may be granted 75% of base salary for meeting annual targets, with the opportunity to earn a maximum of 150% of base salary for exceptional corporate and individual performance. The target for the CEO is 100% of base salary, with an established maximum of 200%. Due to a continued low natural gas commodity price environment, no option-based awards were granted to Officers for 2010 performance.

Restricted Share Units

In 2008, the Corporation’s RSU plan (the “RSU Plan”) was substituted for the Stock Option Plan in the compensation of executives.  RSU awards, like options, are intended to increase the pay-at-risk component for executives and to align their interests with the interests of the Shareholders.  The size of the RSU award to individual executives is determined by considering individual performance, level of responsibility, authority and overall importance to the Corporation and the degree to which each executive’s potential and contribution will be critical to the long-term success of Compton.  The Governance Committee has flexibility in the determination of the size of the award and takes into account all relevant circumstances, including the value of Compton’s RSU awards in comparison with its competitors and other components of the compensation previously received by the Executive, including prior Option grants. There were no RSUs granted in 2009 or 2010.

Compensation Consultant and Benchmarking

Management retained the services of Mercer (Canada) Ltd. (“Mercer”), an independent consulting firm, to provide expertise and advice on staffing levels in 2010. The fees paid to Mercer for these services were $15,750.

In 2009, the Governance Committee retained the services of Towers Perrin Inc. (“Towers Perrin”), an independent consulting firm, to provide expertise and advice on change-of-control practices.  The fees paid to Towers Perrin for these services were $1,289. The services of another independent consulting firm, Hugessen Consulting Inc. (“Hugessen”), was also retained to provide expertise and advice on director, executive and staff compensation programs, incentive program plan design and compensation strategy. The fees paid to Hugessen for services to the Governance Committee were approximately $164,000.

The performance of each independent consulting firm is reviewed, and engagement is approved annually by the Governance Committee.  No fees were paid to Towers Perrin or Hugessen for any services in 2008 or 2010.

Compensation that is market competitive is an important objective of the executive compensation program.  The NEO’s compensation is established by the Governance Committee with reference to comparable Canadian-based energy companies by benchmarking to compensation surveys conducted by independent expert consulting firms, including Mercer. In each instance, compensation data collected from a peer group serves as a guideline to the Governance Committee.

In 2010, the Governance Committee benchmarked executive base salaries, along with short-term and long-term incentive award ranges, to a peer group of the following 11 domestic intermediate producers:

Anderson Energy Ltd.	Fairbourne Energy Ltd.
Angle Energy Inc.	Galleon Energy Inc.
Bellatrix Exploration Ltd.	Peyto Exploration and Development Corp.
Birchcliff Energy Ltd.	Storm Exploration
Chinook Energy Inc.	Vero Energy Inc.
Crew Energy Inc.

This peer group was reviewed by the Governance Committee, which considered valuation measures such as market capitalization, natural-gas weighting and production in selecting the members of the peer group.

To ensure sufficient data was available to accurately benchmark executive base salaries and total direct compensation, Compton also referenced the 2010 Mercer Total Compensations Survey for the Energy Sector as part of a broader peer group.

Compensation of the President and Chief Executive Officer

The components of total direct compensation of the CEO are the same as those which apply to other Executives of Compton, namely base salary, short-term incentive award, long-term incentive award, RSUs and other compensation, such as benefits and the Corporation’s Employee Savings Plan (as defined below).

The CEO’s compensation is established with reference to comparable companies and after giving consideration to his performance in relation to targets, goals and objectives established at the beginning of each year. In determining comparables, Compton considered the above referenced industry compensation surveys including the 2010 Mercer Total Compensation Survey for the Energy Sector.  On an annual basis, the Governance Committee reviews the CEO’s performance and makes recommendations to the Board regarding the CEO’s compensation.

In the determination of the CEO’s total direct compensation for 2010, the Board considered the achievement of corporate and individual objectives and goals of both a financial and non-financial nature.  The CEO’s individual objectives mirrored those of the Corporation, with a focus on increasing Shareholder confidence through: the delivery of financial and operational budgets; the refinement of systems, processes and policies; the implementation of recapitalization initiatives; and the development of subsequent growth strategies.

Mr. Granger’s total compensation for 2010 was $1.2 million (which included base salary, option based awards, annual incentive award, and certain other compensation as detailed in the Summary Compensation Table below). As at December 31, 2010, Mr. Granger held 467,933 common shares, having a value of $205,891 (see “Executive Share Ownership and Guidelines”).

New Executive Employment Arrangements

Compton successfully executed a number of significant restructuring transactions and other steps in 2009 and 2010 in response to deteriorating natural gas prices.  These included an equity offering, the sale of a five percent gross overriding royalty, other asset sales, the recapitalization of the senior notes and significant reductions in operating, and general and administrative costs.  However, continued weak natural gas prices have continued to place pressure on Compton’s balance sheet, its capital expenditure program and its share price.  Among other things, this has led Compton to implement substantial reductions in its staff complement, as well as retention arrangements for its executive and key staff.

In January and February 2011, Compton undertook further changes intended to reduce its general and administrative costs, including substantial additional reductions in staff, the departure of two executives, a restructuring of the compensation arrangements for the remaining executives and entering into a new compensation agreement with Theresa Kosek in her newly appointed position as Vice President, Finance and Chief Financial Officer.  The compensation arrangements for the remaining executives and Ms. Kosek include new employment agreements (the “New Employment Agreements”) with each of Tim Granger, Shannon Ouellette, David Horn and Theresa Kosek.  Under the New Employment Agreements:

•	the base salary of each of the remaining executives was reduced to $200,000 per year, and Ms. Kosek was awarded a base salary of $200,000 per year;

•
in lieu of being issued stock options for 2011, the remaining executives were awarded LTRP Awards of $570,000 for Mr. Granger, $390,000 for Ms. Ouellette, $290,000 for Mr. Horn and $290,000 for Ms. Kosek, one-third of which is payable on each of February 15, 2012, 2013 and 2014 provided the executive continues to be employed with Compton at the applicable time of payment.  Subject to shareholder approval, the Corporation may pay up to half of these amounts in Common Shares.  See “Business of the Meeting - Issuance of Retention Shares”;

•
previously awarded retention benefits amounting to $1,200,000 for Mr. Granger, $562,500 for Ms. Ouellette and $506,250 for Mr. Horn were restructured such that half of those awards would be payable on January 15, 2012 and the remaining half would be payable on January 15, 2013 provided the executive continues to be employed with Compton at the applicable time of payment;

•
the severance amounts payable under the previous employment agreements of the remaining executives as a result of the reductions in base salary ($1,360,000 for Mr. Granger, $637,500 for Ms. Ouellette and $556,875 for Mr. Horn) would be structured such that half of those amounts were paid on January 14, 2011 and the remaining half would be payable January 14, 2012 provided the executive has not resigned or been terminated for cause prior to that time; and

•
in recognition of the payment of severance amounts under the previous employment agreements, the remaining executives will not be entitled to any severance amount in respect of their base salary or incentive bonus payments if they are terminated or a change of control occurs prior to January 1, 2013.  See “Executive and Director Compensation - Termination and Change of Control Benefits”.

The Governance Committee and the Board believe that the compensation arrangements under the New Employment Agreements are in the best interests of the Corporation in that they appropriately incentivize a very capable management team to remain with the Corporation and position a smaller and more focused Corporation for growth with a recovery in natural gas prices. At this time, the Board intends to revert to the Stock Option Plan as the principal method of long-term incentive compensation for the Directors, Officers and employees of the Corporation for years following 2011. At the appropriate time, the Board will reconsider the efficacy of the Stock Option Plan.

In addition to the foregoing, the Board also reduced the compensation payable to the Directors, as discussed in further detail under “Executive and Director Compensation - Compensation of Directors”.

Submitted on behalf of the Governance Committee:

Irvine J. Koop (Chair)	Jeffrey T. Smith
J. Stephens Allan	Mel F. Belich (ex officio, voting member)

Performance Graph

The following performance graph and chart compares the cumulative total Shareholder return for $100 invested in Common Shares for the period commencing on December 31, 2005, and ending on December 31, 2010, with the cumulative total return from a similar investment in the Standard & Poor’s/ TSX Composite Total Return Index (“S&P/TSX Composite”) and the TSX Capped Energy Index (“TSX Capped Energy”) for such period.

Cumulative Value of $100 invested on December 31, 2005

140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2005
2006
2007
2008
2009
2010
Compton
S&P/TSX Composite
S&P/TSX Capped Energy

As at December 31,	2005	2006	2007	2008	2009	2010
Compton	$100.00	$62.28	$53.45	$5.44	$5.50	$2.57
S&P/TSX Composite	$100.00	$114.74	$122.90	$78.35	$104.69	$119.82
TSX Capped Energy	$100.00	$102.30	$110.59	$66.55	$93.98	$102.42

Total shareholder return was impacted from 2008 to 2010 by a number of factors, including: the termination of the corporate sales process in 2008; depressed natural gas prices; high debt levels; reduced capital expenditure programs resulting in production declines; and the general state of the economy.

As noted above, the Governance Committee considers a number of factors and performance elements when determining compensation for the Officers. Although total shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total shareholder return over a given period and executive compensation levels is not anticipated. It should be noted that executive compensation was amended in 2011 to reflect some of these factors, including base salary reductions for 2011.

Option Based Awards During 2010

No options were granted in 2010.

           Summary Compensation Table

The following table sets forth the compensation for the Corporation’s NEOs for the financial year ended December 31, 2010:

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)(1)	Share Based Long-Term Incentive Plan Awards ($)(2)	Non-Cash Option- Based Awards ($)(3)	Non-equity incentive plan compensation ($)		Pension Value ($)	All Other Compensation ($)(4)(5)(6)	Total Compensation ($)
						Annual Incentive Plans	Long-Term Incentive Plans(2)
Tim Granger President and Chief Executive Officer	2010 2009	400,000 374,359	- -	285,000 -	- 801,026	160,000 240,000	285,000 -	- -	73,807 61,479	1,203,807 1,476,867
Mr. C.W. Leigh Cassidy(7) Vice President Finance and Chief Financial Officer	2010 2009	275,000 187,564	- -	- -	- 349,255	82,500 125,000	- -	- -	61,856 37,786	419,356 699,605
David B. Horn(8) Vice President Business Development and Land	2010 2009	225,000 139,038	- -	145,000 -	- 300,748	125,000 100,000	145,000 -	- -	56,540 32,654	696,540 572,440
Marc R. Junghans(9) Vice President Exploration	2010 2009 2008	254,000 254,000 294,000	- - 15,852	- - -	- 352,785 -	90,000 90,000 50,000	- - -	- - -	74,738 130,199 365,375	418,738 826,984 725,227
Shannon Ouellette(10) Chief Operating Officer	2010 2009	250,000 141,186	- -	195,000 -	- 351,499	150,000 90,000	195,000 -	- -	59,464 131,160	849,464 713,845

(1)
See “Executive and Director Compensation - Restricted Share Unit Plan” for a description of the RSU Plan (as defined herein).  No RSUs were granted as part of 2009 or 2010 compensation. For 2008, RSU values were calculated using the methodology identified in Section 3870 of the CICA Handbook (accounting fair value), which the Board determined to be the methodology which most accurately reflects the valuation of the RSU grants.  The grant date fair value of the RSU grants (without using the methodology identified in Section 3870 of the CICA Handbook) would be $3,029,400 based on the five day weighted average TSX closing price of Compton’s shares prior to the date of grant, which is a theoretical value calculated at the date of grant.  Realized values are determined when the incentives are payable to the NEO.  The RSUs vest as to one-third of the RSUs granted on each of the first anniversary, second anniversary and the third anniversary less one day of the date of grant.

(2)
These amounts represent LTRP Awards related to 2010 that were not paid until 2011.  See “Business of the Meeting - Issuance of Retention Shares”.  Subject to disinterested Shareholder approval, 50% of the aggregate LTRP Award to each Executive may be satisfied by the issuance of Retention Shares, in which case the number of Retention Shares to be delivered to each Executive would be equal to the quotient obtained by dividing 50% of the LTRP Award payable to that Executive by the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date of the Meeting.  In the event that disinterested Shareholder approval of the issuance of the Retention Shares is not obtained at the Meeting, each Executive will be paid on vesting their entire LTRP Award as cash.

(3)	Includes options granted at time of hire and annual performance awards. Value of non-cash option based awards was determined using the modified Black-Scholes option-pricing model at time of grant.

(4)	In 2010, the NEOs received cash compensation as payment for the vested RSUs granted to the NEOs for 2008.

(5)
Each of the NEOs receive an annual perquisite account in respect of an automobile allowance to replace the use of a company leased vehicle, as well as other benefits such as paid parking, life insurance, employer contributions to the employee savings plan and severance, where applicable.

(6)
Included are contributions made by the Corporation on behalf of each NEO to the Employee Savings Plan.  See “Executive and Director Compensation - Employee Savings Plan” for a description of such plan.  In 2009, such contributions amounted to $28,077 for Mr. Granger and between $10,500 and $22,800 for each of the other NEOs depending on time of employment. In 2010, such contributions amounted to $36,000 for Mr. Granger and between $20,250 and $24,750 for each of the other NEOs.

(7)	Mr. Cassidy joined the Corporation effective May 1, 2009, employed for eight months during 2009. He departed from Compton effective February 28, 2011; as such, he did not receive any LTRP Award.

(8)	Mr. Horn joined the Corporation effective May 19, 2009, employed for approximately eight months during 2009.

(9)	Mr. Junghans departed from Compton effective February 15, 2011; as such, he did not receive any LTRP Award.

(10)
Ms. Ouellette joined the Corporation effective June 8, 2009, employed for approximately seven months during 2009. She was appointed to the position of Chief Operating Officer effective January 1, 2011.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table shows all awards outstanding to each NEO for 2010 as at December 31, 2010.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Options that have not Vested (#)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of Share-Based Awards that have not Vested ($)
Tim Granger	600,000	0.97	Jan 6, 2014	-	-	-	-
	731,000	0.98	Feb 1, 2015	-	487,334	-	-
						647,727(1)	285,000

	1,331,000

C.W. Leigh Cassidy	300,000	0.79	Apr 24, 2014	-	225,000(2)	-	-
	452,000	0.98	Feb 1, 2015	-	301,334(2)	-	-

	752,000

David Horn	200,000	1.75	May 19, 2014	-	150,000	-	-
	308,000	0.98	Feb 1, 2015	-	205,334	-	-
						329,548(1)	145,001

	508,000

Marc R. Junghans	50,000	4.30	Mar 5, 2011	-	-	-	-
	50,000	4.15	Apr 29, 2012	-	-	-	-
	35,000	15.14	Mar 16, 2011	-	-	-	-
	250,000	1.45	May 25, 2014	-	187,500(2)	-	-
	347,000	0.98	Feb 1, 2015	-	231,334(2)	-	-
						11,667(3)	5,133
	732,000

Shannon Ouellette	250,000	1.47	Jun 8, 2014	-	187,500	-	-
	343,000	0.98	Feb 1, 2015	-	228,667	-	-
						443,182(1)	195,000

	593,000

(1)
Retention Shares granted but not vested related to 2010 compensation (subject to regulatory and disinterested shareholder approval). The December 31, 2010 closing price of Common Shares on the TSX of $0.44 per share was used to estimate the number of Retention Shares. The actual number of Retention Shares to be delivered to each Executive would be equal to the quotient obtained by dividing 50% of the LTRP Award payable to that Executive by the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date of the Meeting.

(2)	Any unvested options are cancelled upon departure from the Corporation.

(3)	RSUs granted but not vested related to 2008 compensation.

Incentive Plan Awards Table

The following table shows the incentive plan awards value vested or earned for each NEO for 2010.

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)(1)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)

Tim Granger	-	-	160,000
C.W. Leigh Cassidy	-	-	82,500
David Horn	-	-	125,000
Marc R. Junghans	-	14,667	90,000
Shannon Ouellette	-	-	150,000

(1)	These values represent the cash compensation received by NEOs in 2010 as payment for the vested RSUs granted to the NEOs for 2008.

Narrative Discussion

What follows is a description of the significant terms of each of the Corporation’s plan-based awards.

Restricted Share Unit Plan

Compton adopted the RSU Plan to attract and retain the services of Officers, Directors and employees of the Corporation and to promote the alignment of interests between participants and Shareholders.  The Corporation introduced the RSU Plan to align itself with evolving practices.  Under the RSU Plan, RSUs may be granted to eligible participants and grants are intended to be in the nature of a bonus for services rendered or to be rendered in respect of or over any specified period.  The RSUs shall vest as to one-third of the RSUs granted on each of the first anniversary, second anniversary and the third anniversary less one day of the date of grant.  Each Director and NEO RSU is redeemable for cash at the end of the vesting period based on the fair market value of one Common Share (defined as the weighted average closing prices of the Common Shares on the TSX over the previous five trading days). Outstanding RSUs to the employees are for a fixed minimum cash payment amount of $12.00 per RSU.

Employee Savings Plan

Compton has established an employee savings plan for all employees of Compton (the “Employee Savings Plan.”)  Under the Employee Savings Plan, employees (including Executives) may elect to contribute a portion of their salary to the Employee Savings Plan and a contribution equal to 150% of the employees’ contribution is made by Compton, subject to the completion of 12 months of service with the Corporation.  As of January 1, 2010, the amount that an employee may elect to contribute ranges from 2% to 6% of the employee’s annual base salary, which may be modified semi-annually. Employer contributions to the Employee Savings Plan are used to purchase Common Shares in the open market. The employee determines whether contributions are directed towards registered or non-registered savings plans.

Stock Option Plan

Compton’s Stock Option Plan offers the opportunity to participate in the appreciation of the Common Shares and is therefore intended to encourage employees (including Executives) to improve the value of the Common Shares by achieving a high level of performance.  Officers, Directors, employees, and consultants (“Participants”) of the Corporation and its subsidiaries are eligible to receive Options under the Stock Option Plan.

The Governance Committee administers the Stock Option Plan.  The number of Options granted reflects competitive practice and is based on the market value of the Common Shares on the date of the grant.  The recently issued options to acquire Common Shares granted under the Stock Option Plan are fully exercisable after three years and expire five years after the grant date.  The exercise price of each Option granted under the Stock Option Plan equals the average closing price of the Common Shares on the TSX on the five trading days immediately preceding the date on which the Option is granted.

Options are not assignable or transferable and the Corporation shall not provide financial assistance to Participants in connection with the exercise of Options. Options granted under the Stock Option Plan, subject to certain exceptions, shall be exercised while the Participant remains as an Officer, Director, employee, or consultant of the Corporation.  Provision is made for early termination of Options in the event of death, disability, or cessation of employment.  In the event of cessation of employment, a Participant may, within 90 days, exercise Options that the Participant was entitled to exercise at the date of such cessation.  If the employment or engagement of a Participant is terminated for cause, then all Options granted to such Participant, whether or not vested, shall expire immediately upon the giving to the Participant of notice of such termination.

The maximum number of Common Shares which may be reserved for issuance to insiders of the Corporation and their associates under the Stock Option Plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Common Shares outstanding.  The number of Common Shares issued to insiders within any one-year period under the Stock Option Plan and all other security based compensation arrangements of the Corporation is also limited to 10%.  The maximum number of Common Shares which may be reserved for issuance pursuant to Options awarded to any one person or company under the Stock Option Plan in any fiscal year is limited to 20% of the total number of Options granted in that fiscal year.  No Option grants are subject to Shareholder approval.

The authorized number of Common Shares issuable under the Stock Option Plan, as a percentage of the number of currently outstanding Common Shares, is 10%.  As at February 24, 2011, there were 12,673,003 Options outstanding and 13,684,976 Options available for grant, representing 5% and 5%, respectively, of the total outstanding Common Shares at such date.  The total number of Options granted between January 1, 2010 and February 24, 2011 is 7,841,300, which represents 3% of the number of currently outstanding Common Shares. The exercise price for each Option granted under the Stock Option Plan equals the volume weighted average closing price of the Common Shares on the TSX for the five trading days immediately preceding the date on which the Option is granted.

As at December 31, 2010	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Shareholders	15,040,399	$2.50	11,317,571

The total number of Common Shares issuable pursuant to outstanding Options granted prior to December 31, 2010 represents approximately 6% of the total outstanding Common Shares. The total number of Common Shares issuable pursuant to Options granted during 2010 represents approximately 3% of the total outstanding Common Shares.

In the event that the term of any Option expires during or within five trading days after the termination of a securities trading blackout period, as set out in and imposed under the Corporation’s Disclosure, Communications and Insider Trading Policy, as amended from time to time, the Stock Option Plan provides that the term of such option shall be extended as follows: for any Option that expires during a blackout period, for a period of 10 trading days from the lifting of the blackout period; and for any Option that expires in the five trading day period after the lifting of a blackout period, for a period of 10 trading days less the number of days between the Option expiration date and the date that the blackout period is lifted.

The Board may amend the Stock Option Plan to conform to any change in applicable laws, regulations, or other respects in the best interests of the Corporation.  When required, changes are subject to approval by the TSX. The Board may make amendments to the Stock Option Plan or any Option by resolution and without approval of the Shareholders, except that approval of the Shareholders will be required for the following amendments to the Stock Option Plan or any Option:

(a)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(b)	any change to the categories of individuals eligible to be selected for grants of Options, where such change may broaden or increase the participation of insiders under the Stock Option Plan;

(c)	the provision of financial assistance to a Participant in connection with the exercise of Options;

(d)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying Common Shares from the Stock Option Plan reserve;

(e)	the addition of a deferred or restricted share unit or other provision which results in a Participant being issued Common Shares while no cash consideration is received by the Corporation;

(f)	any reduction in the purchase price of an Option;

(g)	any extension of the expiry of an Option, except as otherwise provided; and

(h)	an amendment that would permit Options to be transferable or assignable other than for normal estate settlement purposes.

 All unallocated Options are subject to renewal approval by Shareholders at the annual meeting every three years, with the next approval required at the annual meeting in 2013.

Executive Share Ownership and Guidelines

Compton requires its Officers to own shares of the Corporation pursuant to a formal share ownership policy (the “Share Ownership Guidelines”).  The Share Ownership Guidelines are reviewed annually and were revised in 2009. Under the revised Guidelines the CEO is required to acquire Common Shares having a value equal to or greater than three-times the base annual salary of that individual and all other Officers are each required to acquire Common Shares having a value equal to or greater than two-times his or her base annual salary.  The Guidelines must be met within five years from appointment to a position.  As of December 31, 2010, the CEO and all other NEOs each held a number of Common Shares lower than his or her minimum Common Share ownership requirements, but are still within the transition period for compliance with the Share Ownership Guidelines.

Name	Common Shares Owned as at		Net Change in Equity Ownership (#)	Meets Minimum Share Ownership Requirements?(1)	NEO’s “Equity at Risk” Amount (2) ($)	Equity at Risk as a Multiple of Annual Base Salary
	December 31, 2009 (#)	December 31, 2010 (#)
Tim Granger	375,915	467,933	92,018	in transition	205,891	51%
C.W. Leigh Cassidy	419,809	568,072	148,263	in transition	249,952	91%
David Horn	341,927	366,687	51,760	in transition	161,342	72%
Marc R. Junghans	126,933	186,249	59,316	in transition	81,950	32%
Shannon Ouellette	65,487	99,994	34,507	in transition	43,997	18%
Total	1,330,071	1,688,935	358,864

(1)	Share Ownership Guidelines were revised and instituted in September 2009; NEOs have a five-year transition period within which to comply.

(2)
The NEO’s ‘‘Equity at Risk’’ is at December 31, 2010 and is equal to the market value of the Common Shares owned by the Executive (based upon the December 31, 2010 closing price of Common Shares on the TSX of $0.44 per share).

Termination and Change of Control Benefits

As at December 31, 2010, the Corporation had written contracts with each of the NEOs.  In February 2011, Messrs. Cassidy and Junghans departed from the Corporation, and the remaining NEOs and Ms. Kosek in her newly appointed position as Vice President, Finance and Chief Financial Officer entered into the New Employment Agreements. The New Employment Agreements provide for compensation to the remaining NEOs and Ms. Kosek for loss of office in the event of change of control, which is defined in the contracts as including (but is not limited to): (i) another entity becoming the beneficial owner of more than 50% of the Common Shares of Compton; (ii) another entity purchasing more than 66 2/3% of Compton’s assets; and (iii) a liquidation or dissolution of Compton.

The remaining NEOs would not be entitled to compensation for loss of office in the event of a change of control that occurs before January 1, 2013, other than the acceleration of the vesting of previous LTRP awards and the acceleration of the remaining Retention Payments.  In the event of a change of control that occurs after January 1, 2013, then in addition to the acceleration of the vesting of previous LTRP awards and the acceleration of the remaining Retention Payments:

(a)
Mr. Granger shall be entitled to an aggregate of two times his then current base salary, two times the average of his last three incentive bonuses, and 20% of his then current base salary in lieu of benefits; and

(b)
Each of Mr. Horn and Ms. Ouellette shall be entitled to an aggregate of 1.5 times his or her then current base salary, 1.5 times the average of his or her last three incentive bonuses, and 20% of his or her then current base salary in lieu of benefits.

Regardless of when a change of control may occur that results in a loss of office for Ms. Kosek, she shall be entitled to an aggregate of 1.5 times her then current base salary, 1.5 times the average of her last three incentive bonuses and 20% of her then current base salary in lieu of benefits, in addition to the acceleration of the vesting of previous LTRP awards and the acceleration of any remaining Retention Payments. Acceleration of any remaining Retention Payments for Ms. Kosek is dependent upon timing of the change of control. Each remaining NEO and Ms. Kosek is entitled to a severance payment in the event of termination without cause in the same amount (except that, other than when the termination relates to a change in control, there would be no acceleration of previous LTRP awards). The New Employment Agreements require the remaining NEOs and Ms. Kosek to comply with a non-competition provision for a period of eighteen months from the date of termination of the contract.

With respect to the remaining NEOs and Ms. Kosek, assuming that a triggering event (such as termination of employment or change of control) took place on the last business day of the Corporation’s most recently completed financial year, the following estimated amounts would be payable (which amount includes payments, payables and benefits):

	Prior to January 1, 2013	After January 1, 2013(1)(2)
Tim Granger	$ 2,340,000	$ 2,880,000
David Horn	$ 1,086,250	$ 1,508,958
Shannon Ouellette	$ 1,342,000	$ 1,811,250
Theresa Kosek	$ 1,146,100	$ 1,202,583

(1)   Assumptions: current base salary remains same; LTRP amount projected for 2012 and 2013 award remains consistent.
(2)   Additional payments of LTRP, assuming additional awards in 2013 and beyond.

Compensation of Directors

In 2010, Directors who are not Officers of the Corporation or any of its subsidiaries (“Outside Directors”) were compensated for their services as Outside Directors through a combination of fees payable by way of cash and reimbursement of incidental expenses.  The Corporation’s Director compensation is designed to align the interests of Directors with the interests of the Shareholders and to provide appropriate compensation for the risks and responsibilities related to being a Director as well as to attract and retain qualified individuals.

Annual Board and committee retainers are paid by Compton to each Outside Director and are prorated from the date of the Director’s appointment to the Board and relevant committees.  Compton also reimburses Outside Directors for out-of-pocket expenses incurred in attending Board and committee meetings.  In 2010, Outside Directors were paid according to the following rates:

Chairman of the Board retainer	$65,000
Committee Chairman retainer	$15,000
Board retainer	$65,000

In January 2011, the Governance Committee considered the compensation paid to Directors, current industry practices and the peer group for the Corporation and recommended to the Board that it would be prudent and beneficial to the Corporation’s interests to restructure the compensation paid to the Directors in the following manner:

(a)	the annual retainer of the Outside Directors is reduced to $25,000 per year, payable quarterly in arrears;

(b)	the Outside Directors be awarded DSUs in a notional amount equal to $35,000 per year ($40,000 for the Chair of the Board);

(c)	the additional retainer of the Chair of the Board is reduced to $35,000 per year, payable quarterly in arrears;

(d)	the additional retainer of the Chair of each committee of the Board is reduced to $10,000 per year, payable quarterly in arrears; and

(e)	meeting fees for meetings of the Board and meetings of standing Board Committees be set at $1,000 per meeting.

The Board has approved the foregoing changes to the nature and amount of compensation payable to the Directors.

Director Compensation Table

The following table sets out all amounts of compensation provided to Outside Directors during 2010.

Director	Fees Earned ($)(1)	Share-Based Awards ($)(2)	Non-Cash Option-Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)(4)	Total ($)
J. Stephens Allan	80,000	-	-	-	-	1,467	81,467
Mel F. Belich	130,000	-	-	-	-	9,027	139,027
David M. Fitzpatrick	65,000	-	-	-	-	-	65,000
R. Bradley Hurtubise	65,000	-	-	-	-	-	65,000
Irvine J. Koop	80,000	-	-	-	-	1,467	81,467
Warren M. Shimmerlik	65,000	-	-	-	-	-	65,000
Jeffrey T. Smith	80,000	-	-	-	-	1,467	81,467
Total	565,000	-	-	-	-	13,427	578,427

(1)	Fees Earned include fees of $15,000 and $65,000 for Committee Chairs and the Board Chair, respectively.

(2)	See “Executive and Director Compensation - Restricted Share Unit Plan” for a description of the RSU Plan (as defined herein). No RSUs were granted as part of 2009 or 2010 compensation.

(3)	No options were granted for 2010 performance awards.

(4)	Included in all other compensation are other benefits such as paid parking and cash compensation as payment for the vested RSUs granted to the Directors for 2010.

Subject to shareholder approval at the Meeting, each independent Director will be awarded deferred share units under the DSU Plan effective on the date of each annual general meeting of the Shareholders, beginning with the date of the Meeting. See “Business of the Meeting - Deferred Share Unit Plan.” The notional amount of each DSU award to each independent Director will be $35,000 ($40,000 for the Chair of the Board of Directors).  The notional number of Common Shares represented by each DSU award will be the quotient obtained by dividing the notional amount of the DSU award by the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date of the award.

The following discussion is supplemental to the information disclosed under the Director Compensation Table above.

Director Share Ownership and Guidelines

Compton requires its Directors to own shares of the Corporation, in the same manner as its Officers, under the Corporation’s Share Ownership Guidelines (see “Executive and Director Compensation - Executive Share Ownership Plan and Guidelines”) in order to align the economic interests of Directors with those of the Shareholders.  Under the Share Ownership Guidelines, which are reviewed annually, Directors are required to own Common Shares having a value of at least two-times their annual base retainer. The Share Ownership Guidelines must be met within five years from election as a Director. However, the Share Ownership Guidelines were amended in October 2009 and formerly required all Directors to own at least 20,000 Common Shares. As of December 31, 2010, all Incumbent nominees for election as Directors were above the minimum Common Share ownership requirement or were within the transition period within which to comply with that requirement.

Director	Common Shares Owned as at		Net Change in Equity Ownership (#)	Meets Minimum Share Ownership Requirements?(1)	Director’s “Equity at Risk” Amount (2)	Equity at Risk Multiple of Annual Retainer
	December 31, 2009 (#)	December 31, 2010 (#)
J. Stephens Allan	31,250	51,250	20,000	in transition	22,500	0.3
Mel F. Belich	2,504,616	2,504,616	-	✓	1,102,031	8.5
David M. Fitzpatrick	100,000	100,000	-	in transition	44,000	0.7
R. Bradley Hurtubise	51,400	51,400	-	in transition	22,616	0.4
Irvine J. Koop	587,000	587,000	-	✓	258,280	3.2
Warren M. Shimmerlik	38,600	53,600	15,000	in transition	23,584	0.4
Jeffrey T. Smith	74,807	74,807	-	in transition	32,915	0.4
Total	3,387,673	3,422,673	35,000

(1)	Share Ownership Guidelines were revised and instituted in September 2009; Directors have a five-year transition period within which to comply.

(2)
Director’s ‘‘Equity at Risk’’ amount is at December 31, 2010, and is equal to the market value of the Common Shares owned by the Director (based upon the December 31, 2010 closing price of Common Shares on the TSX of $0.44 per share).

           Incentive Plan Awards - Directors

The following tables show all awards outstanding to each Outside Director as at December 31, 2010. These tables do not include the DSU awards disclosed elsewhere in this Management Proxy Circular.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options ($)	Number of Options that have not Vested (#)	Number of Shares or Units of Shares that have not Vested (#)	Market or payout value of Share-Based Awards that have not Vested ($)
J. Stephens Allan	40,000	8.98	Jan 28, 2013	-	-	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-
						1,667(1)	733
	189,300

Mel F. Belich	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	10,000	15.14	Mar 16, 2011	-	-	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-
						1,667(1)	733
	209,300

David M. Fitzpatrick	75,000	0.80	Apr 21, 2014	-	56,250	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-

	224,300

R. Bradley Hurtubise	75,000	0.80	Apr 21, 2014	-	56,250	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-

	224,300

Irvine J. Koop	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	10,000	15.14	Mar-16, 2011	-	-	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-
						1,667(1)	733
	209,300

Warren M. Shimmerlik	75,000	0.80	Apr 21, 2014	-	56,250	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-

	224,300

Jeffrey T. Smith	25,000	3.83	Jul 23, 2011	-	-	-	-
	25,000	4.10	Jun 4, 2012	-	-	-	-
	10,000	15.14	Mar 16, 2011	-	-	-	-
	70,000	1.17	Oct 12, 2014	-	46,667	-	-
	79,300	0.98	Feb 1, 2015	-	52,867	-	-
						1667(1)	733
	209,300

(1)	RSUs granted but not vested.

Subject to shareholder approval at the Meeting, each independent Director will be awarded deferred share units under the DSU Plan effective on the date of each annual general meeting of the Shareholders, beginning with the date of the Meeting. See “Business of the Meeting - Deferred Share Unit Plan.”  The notional amount of each DSU award to each independent Director will be $35,000 ($40,000 for the Chair of the Board of Directors).  The notional number of Common Shares represented by each DSU award will be the quotient obtained by dividing the notional amount of the DSU award by the volume weighted average trading price of the Common Shares on the TSX for the five consecutive trading days immediately preceding the date of the award.

Incentive Plan Awards Table

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)

J. Stephens Allan	-	-	-
Mel F. Belich	-	-	-
David M. Fitzpatrick	-	-	-
R. Bradley Hurtubise	-	-	-
Irvine J. Koop	-	-	-
Warren M. Shimmerlik	-	-	-
Jeffrey T. Smith	-	-	-

Directors’ and Officers’ Insurance

The Corporation maintains a liability insurance policy for the benefit of the Directors and Officers.  The policy provides coverage for costs incurred to defend and settle claims against Directors and Officers to an annual limit of $80 million with a $1 million deductible per occurrence.

Director Retirement Policy

There is no retirement policy for Directors. The Corporation does not have a mandatory retirement age in respect of Directors’ service on the Board.

OTHER INFORMATION

Indebtedness to the Corporation

As at the date hereof, none of the Corporation’s current or former Directors, Officers, or employees is indebted to the Corporation.  The Corporation’s policy is that it will not directly or indirectly extend or maintain credit, or arrange for the extension of credit, in the form of a personal loan to or for any Officer, Director or employee.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed in this Proxy Circular or in a prior Proxy Circular, to the knowledge of the Board and Management, no Director or Officer of the Corporation who has held that position at any time since the beginning of the Corporation’s last financial year, and no proposed nominee for election as a Director and none of their associates or affiliates, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Tim Granger, David Horn, Shannon Ouellette and Theresa Kosek have a material interest in the Retention Share Resolution because they are eligible to be issued Retention Shares.  The independent Directors have a material interest in the DSU Share Resolution because they are eligible to be issued DSUs under the DSU Plan.

Except as set forth above, no ‘‘informed person’’ (as defined in National Instrument 51-102 of the Canadian Securities Administrators), nor any proposed Director, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of the Corporation since January 1, 2010, or in any proposed transaction which has materially affected or would materially affect Compton or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that adopting and upholding the highest standards of corporate governance is critical for the overall success of the Corporation and to build stakeholder confidence.  Sound corporate governance ensures the transparency and accountability in respect of Compton’s objectives, strategies, controls, and overall performance.  The Governance Committee and Board continuously monitor applicable legislation and respond appropriately to ensure the Corporation’s compliance.

In addition, the Corporation has established procedures for the confidential, anonymous submission by staff of concerns regarding any questionable accounting or auditing matters.  Compton also has a Code of Business Conduct and Ethics applicable to all Officers, Directors, and employees.

On November 4, 2010, the Corporation amended the Stock Option Plan in response to certain pronouncements in the recent Federal Budget to include amendments that allow Compton to comply with stock option withholding obligations. The amendments permit the Corporation (i) to require a Participant to pay any required withholding amount; (ii) to sell, in the market, a portion of the securities issued and to use the proceeds to satisfy the required withholding obligations; or (ii) to make other arrangements to satisfy the required withholding obligation of the Corporation in connection with the exercise of any option.  Pursuant to the terms of the Stock Option Plan and the policies of the TSX, Shareholder approval was not required with respect to the foregoing amendment.

Canadian Corporate Governance Requirements

The Canadian Securities Administrators approved National Policy 58-201, “Corporate Governance Guidelines” (the “Best Practices Policy”) and National Instrument 58-101, “Disclosure of Corporate Governance Practices” (the “Disclosure Instrument,”) effective June 30, 2005.  The Best Practices Policy provides guidance on corporate governance practices, following U.S. initiatives under the Sarbanes-Oxley Act of 2002 and corporate governance rules of the New York Stock Exchange (“NYSE”) and NASDAQ.  The Disclosure Instrument specifically requires issuers to make certain corporate governance related disclosures. The disclosures required under the Disclosure Instrument generally correspond to the guidance in the Best Practices Policy.

A description of the Corporation’s corporate governance disclosures, as required by the Disclosure Instrument, is set forth in Schedule B to this Proxy Circular.

U.S. Corporate Governance Requirements

The Common Shares were delisted from the NYSE on June 25, 2010. However, the Common shares are still deemed registered pursuant to Section 12(g) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore, Compton remains subject to certain U.S. corporate governance requirements. The Corporation is classified as a foreign private issuer in the United States by the Exchange Act and is therefore permitted to follow Canadian corporate governance regulations, except for the  audit committee independence requirements under Section 10A(m) of the Exchange Act.

Compton’s audit committee members are independent under Section 10A(m) of the Exchange Act.

ADDITIONAL INFORMATION

Availability of Information

Additional information about Compton can be found on the Corporation’s website at www.comptonpetroleum.com or on the SEDAR website at www.sedar.com.  Financial information relating to Compton is provided in the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year.

Copies of this Proxy Circular, as well as the Corporation’s latest Annual Information Form, audited consolidated financial statements and MD&A for the year ended December 31, 2010, may be obtained without charge to the Shareholder, upon request to the Corporate Secretary of the Corporation at:

Mr. Leland Corbett
Compton Petroleum Corporation
500, 850 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 0R8

Communicating with the Board

Shareholders and other interested parties who wish to communicate with the Corporation’s Board of Directors should send their correspondence to:

Compton Petroleum Corporation Board of Directors
c/o Corporate Secretary
500, 850 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 0R8

Communications may be addressed to the entire Board, to a committee of the Board, or to an individual Director.  The Corporate Secretary will conduct a preliminary review of Shareholder communications and decide the timing and appropriate process for providing such communications to the Board, committee, or individual Director to whom the communication was addressed.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular, including its schedules, and the sending of this Management Proxy Circular to Shareholders entitled to receive notice of the Meeting, to each Director, to the auditors of Compton Petroleum Corporation and to the appropriate governmental agencies, have been approved by the Board of Compton Petroleum Corporation.

(Signed) “Tim Granger”
Tim Granger President and CEO
Dated at Calgary, Alberta February 24, 2011

 SCHEDULE A

DSU PLAN

COMPTON PETROLEUM CORPORATION

DEFERRED SHARE UNIT PLAN

FOR INDEPENDENT DIRECTORS

1.
Purpose.  The Plan is intended to enhance the Corporation's ability to attract and retain qualified, high calibre and talented individuals to serve as members of the Board and to promote a greater alignment of interests between independent members of the Board and the shareholders of the Corporation.

2.             Definitions. As used in this Plan, the following terms have the following meanings:

“Award Date” shall be the date of each annual general meeting of the shareholders of the Corporation, beginning with the annual general meeting to be held on or about May 10, 2011;

“Board” means the Board of Directors of the Corporation;

“Common Share” means a common share in the capital of the Corporation as constituted at the date hereof or any shares or other securities into which such common shares may have been changed, reclassified, subdivided, consolidated or converted;

“Corporation” means Compton Petroleum Corporation and any successor thereof;

“Deferred Share Unit” means a bookkeeping entry, equivalent in value to one (1) Common Share, credited to the account of an Eligible Director in accordance with the provisions hereof;

“Director's Incentive Compensation” means: (a) for 2011, $35,000 per annum and, in the case of the Chairman of the Board, $40,000 per annum and (b) for years subsequent to 2011, such amount as may be determined by the Board from time to time;

“Effective Date” shall mean the effective date of the Plan set out in Section 3;

“Eligible Director” means any member of the Board who is not otherwise employed by, or a full time officer of, the Corporation or any subsidiary of the Corporation on the applicable Award Date;

“Exchange” means (a) the Toronto Stock Exchange; (b) if the Common Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed; or (c) if the Common Shares are not listed on any stock exchange, then the over-the-counter market;

“Fair Market Value” means, with respect to a particular date, the volume weighted average trading price of the Common Shares on the Exchange for the five consecutive trading days immediately preceding that particular date;

“Insider” means a “reporting insider” as defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions;

“Plan” means this Compton Petroleum Corporation Deferred Share Unit Plan for Independent Directors, as the same may be from time to time amended; and

“Settlement Date” has the meaning specified in Section 10.

3.	Effective Date. The Plan shall be effective on January 27, 2011 and will apply to the Director's Incentive Compensation earned after such date.

4.
Participation in the Plan. All Eligible Directors may participate in the Plan from the Effective Date, or, for Eligible Directors elected or appointed to the Board after the Effective Date, from the date of his or her election or appointment.

5.
Administration. The Plan shall be administered by the Board (or a committee of the Board if so authorized by the Board). The Board is authorized to interpret, construe and administer the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations and perform all other acts that it deems necessary or desirable for the administration of the Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Board deems necessary or desirable. Any decision of the Board in the interpretation, construction and administration of the Plan, or any action, all as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned for all purposes. Notwithstanding the foregoing, all actions of the Board shall be such that the Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) or any successor provision thereto. Neither the Board or any member thereof, nor any officer or employee of the Corporation, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The expenses of administering the Plan shall be borne by the Corporation.

6.	Grant of Deferred Share Units. Each Eligible Director shall be paid his or her Director’s Incentive Compensation in the form of Deferred Share Units.

7.
Credit of Deferred Share Units. An account, to be known as a "Deferred Share Unit Account" shall be maintained by the Corporation for each Eligible Director and will be credited with notional grants of Deferred Share Units received by the Eligible Director annually as of each Award Date. The number of Deferred Share Units (including fractional Deferred Share Units, computed to three decimal places) to be credited to the account of an Eligible Director as of each Award Date shall be determined by dividing:

(i)	the Director's Incentive Compensation payable to the Eligible Director in respect of that Award Date,

by

(ii)	the Fair Market Value of one (1) Common Share on that Award Date.

8.
Dividend Equivalents. The account maintained pursuant to Section 7 for each Eligible Director shall from time to time be credited with additional Deferred Share Units (including fractional Deferred Share Units, computed to three decimal places), the number of which shall be determined by dividing:

(i)
the product obtained by multiplying the amount of each dividend declared and paid by the Corporation on its Common Shares on a per share basis (excluding stock dividends, but including dividends which may be paid in cash, or in shares at the option of the shareholder) by the number of Deferred Share Units recorded in the Eligible Director's account on the record date for payment of any such dividend, by

(ii)	the Fair Market Value of one (1) Common Share on the dividend payment date for such dividend.

9.
Adjustments and Reorganizations. Appropriate adjustments to the number of Deferred Share Units outstanding under the Plan shall be made by the Board to give effect to stock dividends, subdivisions, consolidations, reclassifications or similar changes to the Common Shares or other relevant changes in the capital structure of the Corporation.  The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion.  Notwithstanding the foregoing, any transaction (including a take-over bid, merger, arrangement or similar business combination) which results in the exchange of the Common Shares for cash or securities of another issuer (or a combination thereof) shall result in the termination of the Plan and shall entitle the Eligible Director to the same compensation as would be paid to that Eligible Director as a result of the events described in, and calculated in accordance with, Section 10 below.  For greater certainty, no amount will be paid to and no other benefit will be conferred upon, or in respect of, an Eligible Director under the Plan or pursuant to any other arrangement, and no additional Deferred Share Units will be granted to an Eligible Director to compensate for a downward fluctuation in the Fair Market Value of the Common Shares.

10.
Termination of Board Service. At any time after an Eligible Director to whom Deferred Share Units have been granted under the Plan ceases to be a director of the Corporation for any reason, including without limitation disability, death, retirement or resignation (other than a resignation or other termination from the Board as a result of or following an act referred to in Section 11), but no later than the last business day in December of the first calendar year commencing thereafter, on a day (the "Settlement Date") within such period to be determined by the Corporation, upon at least 10 days’ prior written notice to the Eligible Director, the Corporation shall pay to the Eligible Director, at the option of the Corporation, either:

(i)
one (1) Common Share for each whole Deferred Share Unit credited to his or her Deferred Share Unit Account as of that date; provided, however, that no fractional Common Shares shall be issued, and where an Eligible Director would otherwise be entitled to receive a fractional Common Share in respect of any fractional Deferred Share Unit, the Corporation shall pay to such Eligible Director, in lieu of such fractional Common Share, a lump sum cash payment equal to the Fair Market Value of such fractional Common Share on the Settlement Date; or

(ii)
lump sum cash payment equal to the number of Deferred Share Units credited to his or her Deferred Share Unit Account as of that date multiplied by the Fair Market Value of one (1) Common Share on the Settlement Date.

11.
Misconduct or Fraudulent Acts of a Director. If an Eligible Director ceases to be a director of the Corporation as a result of or following any misconduct or fraudulent act by the Eligible Director, the Eligible Director will not be eligible to receive any future Deferred Share Units and forfeits all rights to any Deferred Share Units recorded in the Director’s Deferred Share Unit Account prior to the date in respect of which the Eligible Director ceased to be a director of the Corporation as contemplated by this Section 11.  For greater certainty, forfeiture of all rights to Deferred Share Units referred to in this Section 11 includes forfeiting the right to receive any cash payment or be issued any Common Shares related to such Deferred Share Units pursuant to the Plan.

12.
Common Shares Subject to the Plan.  The maximum aggregate number of Common Shares that may be reserved for issuance pursuant to the Deferred Share Units at any time shall be 1,875,000.  No Deferred Share Units may be granted if the grant would have the effect of causing the aggregate number of Common Shares reserved for issuance pursuant to the Deferred Share Units to exceed 1,875,000.

13.
Limitation on Issuance of Shares to Insiders. Notwithstanding anything in the Plan, the Corporation will not issue Common Shares under the Plan to any Eligible Director who is an Insider where such issuance would result in:

(i)
the total number of Common Shares issuable at any time under the Plan to Insiders, or when combined with all other Common Shares issuable to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis; and

(ii)
the total number of Common Shares that may be issued to Insiders during any 12 month period under the Plan, or when combined with all other Common Shares issuable to Insiders under any other equity compensation arrangements then in place, exceeding 10% of the total number of issued and outstanding equity securities of the Corporation on a non-diluted basis;

provided, however, that if the Corporation is precluded from issuing Common Shares to an Eligible Director that is an Insider by virtue of this Section 13, the Corporation will pay to that Eligible Director a lump sum cash payment equal to the number of Deferred Share Units credited to his or her Deferred Share Unit Account multiplied by the Fair Market Value of one (1) Common Share on the Settlement Date.

14.
Transferability of Deferred Share Units. The rights and interests of an Eligible Director in respect of the Deferred Share Units held in such Eligible Director's Deferred Share Unit Account shall not be transferable or assignable other than by the will or the laws of succession to the legal representative of the Eligible Director or, subject to applicable law, to a dependant or relation (as that term is used in paragraph 6801(d) of the Regulations under the Income Tax Act (Canada)), including without limitation a spouse, of the Eligible Director.

15.	No Right to Service. Neither participation in the Plan nor any action under the Plan shall be construed to give any Eligible Director a right to be retained as a director of the Corporation.

16.
Unfunded Plan. The Plan shall be unfunded. The Corporation's obligation hereunder shall constitute a general, unsecured obligation, payable solely out of its general assets, and no Eligible Director or other person shall have any right to any specific assets of the Corporation. The Corporation shall not segregate any assets for the purpose of funding its obligations with respect to Deferred Share Units credited hereunder. Neither the Corporation nor the Board shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan.  No liability or obligation of the Corporation pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation or any affiliate of the Corporation.

17.
Withholdings. The Corporation shall have the power and the right to deduct, withhold, require an Eligible Director to remit to the Corporation, or sell on the market a sufficient portion of the Common Shares that are issuable to the Eligible Director (and this shall be the complete and irrevocable authorization of the Eligible Director to do so) so as to enable the Corporation to realize cash proceeds equal to, the required amount to satisfy, in whole or in part, federal, provincial and local taxes, source deductions, remittances and other amounts, whether domestic or foreign, required by law or regulation in respect of any amount paid or credited, or any benefit conferred, pursuant to the Plan, including the grant of Deferred Share Units or the payment of cash or Common Shares pursuant thereto under the Plan.

18.
No Rights as Shareholder. Deferred Share Units are not Common Shares and an Eligible Director whose Deferred Share Unit Account is credited with Deferred Share Units will not, as such, be entitled to exercise voting rights or any other rights attaching to the ownership of Common Shares or be considered the owner of Common Shares by virtue of such crediting of Deferred Share Units.

19.
Successors and Assigns. The Plan shall be binding on all successors and assigns of the Corporation and each Eligible Director, including without limitation, the estate of such Eligible Director and the executor, liquidator, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Eligible Director's creditors.

20.	Plan Amendment. The Board may at any time and from time to time, without shareholder approval, amend any provision of the Plan, including, without limitation:

(a)
to make amendments of a “housekeeping” nature, including amendments to the Plan or a Deferred Share Unit necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Deferred Share Unit to correct any ambiguity, defective provision or error or omission therein;

(b)	to amend the vesting, redemption or payment provisions of the Plan or any Deferred Share Unit; or

(c)	any other amendment that does not require shareholder approval under applicable laws or the rules and policies of the Toronto Stock Exchange;

provided, however, that:

(d)
no such amendments of the Plan may be made without the consent of the affected participant in the Plan if such amendment would adversely affect the rights of such participant under the Plan for Deferred Share Units previously granted; and

(e)	shareholder approval shall be obtained in accordance with the rules and policies of the Toronto Stock Exchange for any amendment to the amendment provisions of the Plan.

21.
Plan Termination. The Board may, in its sole discretion and without the consent of any Eligible Director (acting in his or her capacity as a participant in the Plan), terminate the Plan at any time by giving written notice thereof to each Eligible Director who is a participant hereunder. Following termination of the Plan, additional Deferred Share Units shall not be credited to the accounts of Eligible Directors except pursuant to Section 8 hereof. Notwithstanding termination of the Plan, all amounts distributable under the Plan shall be paid to the persons entitled thereto on the date on which distributions would have been made had the Plan not been terminated.

22.
Invalidity. If any provision of the Plan or part thereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforceability of any other provision or part of the Plan.

23.
Governing Law. The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

SCHEDULE B

NI 58-101 CORPORATE GOVERNANCE DISCLOSURE

BOARD OF DIRECTORS

•	Disclose the identity of directors who are independent.

•	Disclose the identity of directors who are not independent, and describe the basis for that determination.

•
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

•	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

•
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

•	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Directors’ Relationships to the Corporation
Director	Independent	Not Independent	Reason for Non-Independent Status	Director of Other Reporting Issuer
J. S. Allan	✓			No other reporting issuers
M.F. Belich	✓			No other reporting issuers
D. Fitzpatrick	✓			Eagle Energy Trust, Pinecrest Energy, Twin Butte Energy Ltd.
T. Granger		✓	Mr. Granger is the President and CEO of the Corporation	No other reporting issuers
B. Hurtubise	✓			Eaglewood Energy Inc., Ithaca Energy Inc. and Direct Cash Payments Inc.
I.J. Koop	✓			NAL Energy Corporation
W.M. Shimmerlik	✓			No other reporting issuers
J.T. Smith	✓			Pace Oil and Gas, Provident Energy Ltd.

The Board annually assesses the independence of its members.  Directors are asked to complete a questionnaire, which includes several queries confirming their independence.  The Board reviews the completed questionnaires and affirmatively determines the independence of the Directors, taking into account all known facts.

The position of Chairman of the Board is held by an independent Director pursuant to the Terms of Reference for the Chair of the Board attached as part of Schedule C hereto.  Mr. Belich, the current Chairman, has held this position since 2001.  Duties of the Chairman of the Board include the responsibility to:

•	communicate with the CEO, review strategies, define business issues, and maintain accountability;

•	lead the Board in respect of governance of the Corporation’s business and affairs;

•	assist the Board in reviewing and monitoring the goals, objectives, strategies, policies and direction of the Corporation; and

•	review and assess each Director’s attendance, performance and compensation in conjunction with the Corporate Governance, Human Resources and Compensation Committee.

To assist independent Directors in overseeing Management, the Board Charter requires independent members to meet at regularly scheduled sessions, without Management present.  Topics to be discussed include strategic planning, Management and Director evaluation, Board, Committee, and Chairman assessments, and any matter for which an independent discussion is required.  If appropriate, discussions and decisions from independent meetings are shared with the rest of the Board and Management.

The number of Board and Committee meetings in 2010 and from January 1, 2011 to February 24, 2011, and the attendance of individual Directors is as follows:

Director	Meetings Attended of Meetings Held				Overall Attendance
	Board Chairman: M. F. Belich	Audit, Finance and Risk Chairman: J. Stephens Allan	Corporate Governance, Human Resources and Compensation, Chairman: Irvine J. Koop	Reserves, Operations and Environmental, Health and Safety Chairman: Jeffrey T. Smith
J. S. Allan	12/15	6/6	4/4	N/A	88%
M.F. Belich	15/15	(1) (3)	(1) (3)	(1) (3)	100%
D. Fitzpatrick	15/15	N/A	N/A	5/5	100%
Tim Granger	15/15	(3)	(2) (3)	(2) (3)	100%
B. Hurtubise	12/15	5/6	N/A	N/A	81%
I.J. Koop	15/15	N/A	4/4	5/5	100%
W.M. Shimmerlik	15/15	6/6	N/A	N/A	100%
J.T. Smith	15/15	N/A	4/4	5/5	100%

(1)	Mr. Belich is an ex officio voting member on Board committees.

(2)	Mr. Granger is an ex officio non-voting member on Board committees other than the Audit, Finance and Risk Committee.

(3)	Messrs. Belich and Granger generally attend all meetings of Board committees, except to the extent that Committee meetings are held concurrently.

The Board and its Committees met without non-independent Directors and members of Management before and/or after every meeting of the Board and its Committees held during 2010 and from January 1, 2011 to February 24, 2011.

BOARD MANDATE

•	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board’s fundamental objectives are to enhance and preserve long-term Shareholder value, to provide stewardship in order that the Corporation meets its obligations on an ongoing basis, and to operate in a reliable and safe manner.  The Board operates by delegating certain responsibilities, including the day-to-day conduct of the business of the Corporation, to Management, while reserving certain powers for itself.

The written Charter of the Board explicitly acknowledges the Board’s responsibility for the stewardship of the Corporation. In addition, the Board oversees the following matters:

•	The Corporation has established long-term goals and an annual strategic planning process;

The Board is actively involved in the Corporation’s strategic planning process.  Management prepares the strategic plan to respond to business risks, opportunities and long-term goals.  The Board is responsible for reviewing and approving the strategic plan at least semi-annually and at least two Board meetings each year are devoted to consideration and approval of the strategic plan.  Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

•	The principal risks of the Corporation’s business are identified and appropriate systems are implemented to manage those risks;

The Board, through its Committees, is responsible for identifying the principal risks of the Corporation and ensuring that appropriate risk management systems are implemented.  The principal risks of the Corporation include, but are not limited to: crude oil and natural gas price volatility; exchange rate fluctuations; availability of services and supplies; operating hazards and mechanical failures; uncertainties in the estimates of reserves and in projections of future rates of production; environmental and surface rights issues; timing of development expenditures; general economic conditions; and the actions or inactions of third-party operators.  Refer to the Corporation’s Annual Information Form for a more in depth discussion of business risks.

The Board evaluates risk by monitoring and assessing with Management the likelihood of an adverse event and the corresponding business impact.  The Board, through its Committees, oversees the adoption of risk management policies that mitigate the business impact of adverse events.

The Audit, Finance and Risk Committee meets regularly, and at least quarterly, to review financial reports and insurance practices of the Corporation, and to discuss risk areas with the external auditors. The Reserves, Operations and Environmental, Health and Safety Committee and Corporate Governance, Human Resources and Compensation Committee each meet regularly, and at least quarterly, to review emergency response plans, reserve information, environmental, health and safety regulations, policies and programs, and related insurable risks.

•	There is sufficient succession planning including appointing, training, managing and monitoring Management;

The Board, through the Corporate Governance, Human Resources and Compensation Committee, is responsible for making adequate provisions for the training, development and continuing education of Management.  Management is encouraged by the Board to participate in professional and personal development activities, courses, and programs.  The Board supports Management’s commitment to training and developing all employees.

The direction of the Corporation’s strategic plan identifies the key areas to be addressed through succession planning.  Through the Corporate Governance, Human Resources and Compensation Committee, the Board annually assesses the performance, promotability, potential, strengths, and development needs of the Corporation’s current Management and employees.  The identification of Compton’s objectives directs the ongoing process of training, developing and retaining senior managers who can provide immediate and long-term leadership.

•	The Corporation has a communications policy;

The Corporation’s Disclosure, Communications and Insider Trading Policy addresses how Compton interacts with analysts, Shareholders, other key stakeholders and the public in general.

The Corporation communicates with its stakeholders through a variety of channels, including press releases, conference calls, participation in investor conferences, publication of the Corporation’s annual report and required disclosure documents and through its website.  Stakeholders can provide feedback to the Corporation in a number of ways, including e-mail and contacting the Corporation’s Director of Investor Relations.

Measures are outlined to ensure the Corporation complies with continuous and timely disclosure obligations and avoids selective disclosure.  Compton has established a Disclosure Committee, composed of members of Management, to ensure material information is communicated accurately and on a timely basis to Shareholders and the market.  The Disclosure Committee is kept fully apprised of all pending and potentially material developments in order to be able to determine the appropriateness and timing of the public disclosure of those developments.

As specified by the Disclosure, Communications and Insider Trading Policy, the Disclosure Committee and Board approve all of the Corporation’s major communications, including annual and quarterly reports, financing documents, and press releases.  A copy of the Corporation’s policy can be found on the Corporation’s website at www.comptonpetroleum.com.

•	The Corporation’s internal controls and management information systems have sufficient integrity;

The Board verifies that appropriate internal controls and management information systems have been established by Management, allowing the Board to fulfill its responsibilities.  Through its Audit, Finance and Risk Committee, the Board examines the effectiveness of the Corporation’s internal control processes and management information systems. The Board consults with Management to monitor and review the integrity of these systems.  The Audit, Finance and Risk Committee meets regularly, and at least quarterly, to discuss and review the quality of the Corporation’s internal control processes and management information systems with the external auditor.

•	The Corporation’s approach to governance issues;

The Corporate Governance, Human Resources and Compensation Committee is responsible for reviewing the overall corporate governance principles of the Corporation, recommending any changes, and ensuring their disclosure. This Committee monitors best practices among other public companies to make certain Compton continues to carry out high standards of corporate governance. Additionally, the Corporate Governance, Human Resources and Compensation Committee reviews and recommends changes to the Board regarding the mandates and composition of Board Committees. The Corporate Governance, Human Resources and Compensation Committee is responsible for the statement of corporate governance practices included in this Proxy Circular.

A full copy of the Charter for the Board is set forth as Schedule C to this Proxy Circular.  Alternatively, it may also be found on the Corporation’s website at www.comptonpetroleum.com.

The Charter for the Board is reviewed on an annual basis by the Corporate Secretary and updated to reflect changes in the regulatory and corporate governance environment.  The revised Charter is forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval, and ultimate recommendation for adoption by the Board.

Shareholders and other interested parties who wish to communicate directly with the Corporation’s Board are invited to send their correspondence to the Corporate Secretary.  Communications may be addressed to the entire Board, to a committee of the Board, or to an individual Director.  The Corporate Secretary will conduct a preliminary review of Shareholder communications and decide the timing and appropriate process for providing such communications to the Board, Committee, or individual Director to whom the communication was addressed.

POSITION DESCRIPTIONS

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

•
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Corporation has developed written position descriptions for the Chairman of the Board, Committee Chairs, and the CEO.  Position descriptions are reviewed on an annual basis by the Corporate Secretary and updated to reflect changes in the regulatory and corporate governance environment.  Revised position descriptions are forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval and ultimate recommendation for adoption by the Board.

Duties of the Chairman of the Board are outlined in this Schedule B under the heading “Board of Directors.”

Duties of the Committee Chairs include the responsibility to:

•	provide guidance to ensure the Committee’s activities fulfill the Committee’s mandate;

•	update the Board on all developments of relevance to the Corporation; and

•	be an available resource to the Board, the CEO, and Management to review strategies, define issues, maintain accountability, and build relationships as required.

Duties of the CEO include the responsibility to:

•	exercise general supervision and provide leadership over the business and affairs of the Corporation;

•	develop and implement strategic business and operational plans;

•	develop, train, and monitor senior Management; and

•	represent the Corporation as principal spokesperson.

The Board has delegated to the Corporate Governance, Human Resources and Compensation Committee the responsibility for the oversight, review, and approval of Compton’s compensation policies. As part of this role, the Corporate Governance, Human Resources and Compensation Committee develops corporate goals for the CEO and assesses the CEO’s performance against these objectives.

ORIENTATION AND CONTINUING EDUCATION

•	Briefly describe what measures the board takes to orient new directors regarding

•	the role of the board, its committees and its directors, and

•	the nature and operation of the issuer’s business.

•
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Compton is committed to maintaining an effective orientation, training, and education program for its Board to ensure that the Board is able to complete its duties and responsibilities and serve as a basis for informed decision-making.  All new Directors receive a Board Manual containing historical and current public information about the Corporation, the Charters of the Board and its Committees, corporate governance policies, industry information, and other relevant corporate information.  Additionally, Management makes a comprehensive presentation to new Board members, discussing the history of the Corporation, nature and operations of the business, and future plans.

To provide continuing education for Compton’s Directors, Management:

•	makes regular presentations to the Board on the main areas of the Corporation’s business and changes to legal, regulatory, and industry requirements and standards;

•	invites outside experts to make presentations to the Board on matters of particular importance or emerging significance;

•	makes available to Directors published information on corporate governance, accounting and finance developments, and any other topics of relevance;

•	arranges for Directors to tour one or more of the Corporation’s various facilities, at least annually;

•	encourages Directors to take professional development courses and maintain memberships in professional associations which provide continuing education to Directors, at the Corporation’s expense; and

•	meets individually with Directors on specific topics or issues of relevance to the Director or the Corporation.

ETHICAL BUSINESS CONDUCT

•	Disclose whether or not the board has adopted a written code for the directors, officers, and employees. If the board has adopted a written code:

•	disclose how a person or company may obtain a copy of the code;

•	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

•
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

•
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

•	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Compton has adopted a Code of Business Conduct and Ethics (the “Code”), holding the Corporation’s Directors, Officers, employees, and consultants to high standards of legal and moral conduct in all areas of operations.  In addition to meeting legal and regulatory requirements, the Corporation strives to conduct all operations fairly and with integrity.  The Code may be viewed on the Corporation’s website at www.comptonpetroleum.com or at www.sedar.com.  The Code is annually reviewed and updated as necessary by the Corporate Secretary.  Any revisions are forwarded to the Corporate Governance, Human Resources and Compensation Committee for its review and approval and ultimate recommendation of adoption by the Board.

The Board monitors compliance with the Code through the use of an Ethics Hotline, which is an anonymous and confidential toll free telephone number.  This telephone number, 1-800-661-9675, is published on the Compton’s website at www.comptonpetroleum.com in the Whistle Blower Policy.  Concerns may also be submitted at www.compton-eweb.com.  Any violations of the Code brought to the attention of Management are reported to the Board.  No waivers from the Code were granted to the Corporation’s Directors, Officers, employees, or consultants in 2010.

To ensure Directors exercise independent judgment in considering Corporation transactions and agreements, the Directors are required (pursuant to the Corporation’s “Terms of Reference for a Director,” the Corporation’s by-laws, and applicable legislation) to disclose the nature and extent of any interest in a transaction or agreement with the Corporation and the Director must abstain from any participation or discussion and refrain from voting on any decision in respect of such transaction or agreement.

The Board encourages and promotes a culture of ethical business conduct through its guidance provided to Officers and Management and its oversight of the daily operations of the Corporation.  Additionally, the Whistle Blower Policy adopted by the Corporation promotes a culture of openness, honesty, and accountability.  This Policy establishes procedures for the receipt, retention, treatment, and regular review of any unlawful activities, accounting irregularities, or ethical violations.  No unlawful activities, accounting irregularities, or ethical violations were reported in 2010.

NOMINATION OF DIRECTORS

•	Describe the process by which the board identifies new candidates for board nomination.

•
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

•	If the board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.

The Board has mandated the Corporate Governance, Human Resources and Compensation Committee, comprised of independent Directors, to identify and propose to the Board new nominees to the Board.

The Corporate Governance, Human Resources and Compensation Committee maintains a “Directors’ Skills Matrix” which identifies the specific areas of expertise of current Directors, including board, geological, engineering, financial, legal, and strategic planning experience.  The competencies and skills of existing Directors, as documented in the skills matrix, is periodically assessed in comparison to the competencies and skills required by the Board.

A standing “evergreen” list of potential Director candidates is also maintained to ensure the Board can quickly fill an unexpected vacancy.  Suggestions for individuals who might be considered as potential Director candidates are received from Management, Board members, and occasionally from outside advisors.  Nominees must possess competencies and skills identified as being desirable and complementary to those demonstrated by current Directors.  New nominees must also have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, demonstrated support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Prior to agreeing to join the Board, new nominees are given a clear indication of the workload and time commitment involved.  It is expected that new nominees may serve on the board of Directors for other public companies. However, it is important that this number be limited such that the individual has sufficient time to dedicate to Compton.  Additionally, new nominees must be prepared to attend all meetings, barring extraordinary circumstances.

The size of the Board is reviewed annually by the Governance Committee.  The Board is of sufficient size to encompass diverse skills and experiences, while operating in a prudent and efficient manner and appropriately staffing the Board’s Committees.  The Board was comprised of eight Directors as of December 31, 2010 and seven of those persons are nominated by Management for the Board in 2011.

The Corporate Governance, Human Resources and Compensation Committee is also responsible for developing the Corporation’s approach to governance issues, to assist the Board in fulfilling its oversight responsibilities with respect to the development and implementation of corporate governance and with a view to fostering a culture of integrity within the Corporation.  The Committee fulfills its oversight role on behalf of the Board and is responsible to:

•	recommend initiatives to maintain high standards of corporate governance;

•	assess the effectiveness and performance of the Board as a whole, its Committees, and individual Directors;

•	define and monitor the relationship, roles, and authority of the Board and Management;

•	review and evaluate corporate communication policies and practices; and

•	monitor compliance with the Code of Business Conduct and Ethics.

The full Corporate Governance, Human Resources and Compensation Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

COMPENSATION

•	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

•
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

•	If the board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.

•
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Corporate Governance, Human Resources and Compensation Committee, of whose voting members are composed solely of independent Directors, annually reviews and recommends to the Board the compensation of the Corporation’s Directors and Officers.

The Committee’s mandate is to assist the Board in fulfilling its oversight responsibilities with respect to human resources and compensation.  The Committee has the responsibility to:

•	review and oversee human resources policies of the Corporation;

•	review succession plans for key Management positions within the Corporation;

•	develop performance objectives for the CEO and Management and assess their performance against such objectives;

•	recommend to the Board, salary and other remuneration for Management;

•	monitor performance objectives for Management in order that they are aligned with Shareholders’ interests and corporate goals;

•	review details of executive compensation disclosure in this Proxy Circular prior to publication;

•	recommend to the Board in respect of all other compensation matters, including long and short term incentives such as bonuses, stock option plans, and other benefits; and

•	review and recommend compensation for Board and Committee service.

In 2010, no services were provided to the Governance Committee by independent consulting firms. In 2009, the Governance Committee retained the services of Towers Perrin Inc. to provide expertise and advice on change-in-control practices. Also in 2009, the Governance Committee retained Hugessen Consulting Inc. for advice on market conditions and executive and director compensation programs.  All services provided to Compton by Hugessen and Towers Perrin, beyond their role of supporting the Committee, require written pre-approval by the Chair of the Committee outlining the scope of the work and related fees.

The full Corporate Governance, Human Resources and Compensation Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

The process by which the Committee determines the compensation for the Directors and Officers is outlined in detail under the heading “Compensation and Related Matters” in this Proxy Circular.

OTHER BOARD COMMITTEES

•	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Details of the Committees and Committee members and their attendance may be found in this Schedule B under the heading “Board of Directors.”

Reserves, Operations and Environmental, Health and Safety Committee

In addition to the Board Committees previously mentioned, Compton’s Board has a Reserves, Operations and Environmental, Health and Safety Committee, comprised solely of independent Directors.  The Committee’s mandate is to review and make recommendations to the Board on the Corporation’s engineering, reserves and environmental, health and safety policies.

The Committee fulfills its oversight role on behalf of the Board and is responsible for:

•	the Corporation’s overall policies and guidelines with respect to reserves, operations and environmental, health and safety matters;

•
undertaking with Management all necessary procedures and policies to comply with regulations and guidelines applicable to the Corporation’s reserves and enunciated by the applicable regulatory authorities, including, specifically, National Instrument 51-101, preparation of the Statement of Reserves (Form 51-101 F1), the Evaluator’s Report (Form 51-101 F2), and the Management’s Report (Form 51-101 F3);

•	meeting with the Corporation’s Vice President of Operations and Development, other senior reserves personnel, and the independent reserves evaluator to review and consider the Corporation’s reserves;

•	reviewing, assisting, and making recommendations to the Board in respect of the annual appointment of the Corporation’s independent qualified reserves evaluator; and

•	review and assist Management’s strategies and practices applicable to the Corporation’s assessment, management, and mitigation of environmental, health and safety risks.

The full Reserves, Operations and Environmental, Health and Safety Committee Charter may be found on Compton’s website at www.comptonpetroleum.com.

Audit, Finance and Risk Committee

The Board also has an Audit, Finance and Risk Committee, mandated to oversee that Management is responsible for creating and maintaining an effective risk management and internal control framework. This framework should provide that the financial, operational, and regulatory objectives of the Corporation are achieved and that the statutory responsibilities of the Corporation are discharged.

The Committee fulfills its role on behalf of the Board by overseeing:

•	the review, disclosure, and integrity of the Corporation’s financial statements, MD&A, results of operations, and other financial information;

•	the external auditor’s qualifications, independence, and performance;

•	the Corporation’s compliance with legal and regulatory requirements;

•	risk management, management information systems, and external business of the Corporation;

•	the effectiveness and integrity of the Corporation’s system of disclosure controls and internal controls; and

•	the appointments of the Chief Financial Officer and other key financial executives.

The Committee is composed solely of independent Directors.  Mr. J. Stephens Allan, Chairman of the Committee, is considered to be a financial expert due to his experience in corporate finance and accounting as a Chartered Accountant and Financial Analyst.  All other Committee members are financially literate.

The full Audit, Finance and Risk Committee Charter may be found in the Corporation’s Annual Information Form or on Compton’s website at www.comptonpetroleum.com.

ASSESSMENTS

•
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board and the Corporate Governance, Human Resources and Compensation Committee formally evaluate Board, Chair of the Board, Committee, Committee Chair, and individual Director effectiveness on an annual basis through self-evaluation and peer-evaluation.  Each year Directors complete a confidential, detailed questionnaire that provides for quantitative ratings in key areas and also seeks subjective comment in each of those areas.

The most recent annual evaluation indicated that the Board, Chair of the Board, Committees, Committee Chairs, and individual Directors are effectively fulfilling their responsibilities.

Annual Board Assessment by All Directors

Directors complete an annual Board Effectiveness Questionnaire (“Questionnaire”) commenting on Board responsibility, organization, operations, effectiveness, and performance, as well as the Corporation’s reporting to Shareholders and to the public.  The Questionnaires are returned to the Chair of the Corporate Governance, Human Resources and Compensation Committee who summarizes the results.  Based upon survey feedback, the Chair of the Corporate Governance, Human Resources and Compensation Committee leads an in-camera discussion of the Board, identifying areas for improvement and objectives for the upcoming year.  The Corporate Governance, Human Resources and Compensation Committee then recommends changes to enhance the overall performance of the Board and monitors ongoing progress in areas identified for improvement.

Annual Assessment of the Chair of the Board by Directors

Directors are asked to annually assess and comment on the performance of the Chair of the Board while completing the Questionnaire and through peer-evaluation.  Individual responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee who summarizes the results and leads an in-camera discussion of the Board, identifying areas for improvement and objectives for the upcoming year.

Annual Assessment of Each Committee by Members of that Committee

The Questionnaire asks members of each Committee to evaluate how well the Committee is operating and to make suggestions for improvement.  The Questionnaire is administered by the Chair of the Corporate Governance, Human Resources and Compensation Committee who receives responses and prepares a summary report, which is provided to the appropriate Committee Chair and then reported to the full Board.  During an in-camera discussion of the Board, areas for improvement are identified and objectives are set for the coming year. Chairs of each Committee are expected to follow up on matters raised in the Committee assessments and take appropriate action.

Annual Assessment of Each Committee Chair by Members of Each Committee

Members of the Board are asked to annually assess and comment on the performance, knowledge, and effectiveness of each Committee Chair while completing the Questionnaire and through peer-evaluation.  Responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee.  A summary report is provided to the appropriate Committee Chair and to the full Board.  An in-camera discussion of the Board identifies areas for improvement and objectives are set for the coming year.

Annual Assessment of Individual Directors

While completing the annual Questionnaire, and through peer-evaluation, Directors are also asked to comment on the performance of fellow Directors.  Responses are received by the Chair of the Corporate Governance, Human Resources and Compensation Committee, and/or the Chair of the Board, who meets with individual Directors to discuss their performance and any other issues that either may wish to raise.  All peer feedback remains anonymous, with the underlying intent to improve individual Director and overall Board performance.

 SCHEDULE C

BOARD OF DIRECTORS CHARTER

MANDATE OF THE BOARD

A.           Operation of the Board of Directors

The Board of Directors (the “Board”) of Compton Petroleum Corporation (the “Corporation”) is responsible under law for the management of the Corporation’s business and affairs.  The Board shall operate by delegating certain of its authorities, including the day to day conduct of the business of the Corporation to Management and overseeing the activities of Management, and by reserving certain powers to itself with a view to maximizing shareholder value.  The Board shall retain the responsibility of managing its own affairs, including selecting its Chair, constituting committees of the full Board and determining director compensation.  Subject to the Articles and By-Laws of the Corporation and the Business Corporations Act (Alberta) (the “ABCA”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board and shall do so where it considers appropriate.

B.           General Responsibilities

The Board’s fundamental responsibilities are to foster the long-term success of the Corporation consistent with the Board’s fiduciary responsibility to the Corporation, to enhance and preserve long-term shareholder value and to provide stewardship in order that the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner.  In performing its functions, the Board should also consider the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation.  In broad terms, the stewardship of the Corporation involves the Board in financial planning and reporting, strategic planning, risk management and mitigation, environmental, health and safety management and mitigation, review of reserves disclosure procedures and practices, acceptance of the content and filing of the Corporation’s reserves data with applicable securities regulatory authorities, senior management determination, communication planning and internal control integrity.

C.           Specific Responsibilities

The Board’s specific duties and responsibilities fall into the categories outlined below.

1.	Legal Requirements

(a)
The Board has the oversight responsibility for directing Management in order that the Corporation meets its legal and regulatory requirements and that documents and records are properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:

(i)	manage the business and affairs of the Corporation;

(ii)	act honestly and in good faith with a view to the best interests of the Corporation;

(iii)	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances;

(iv)
consider the interests of groups such as shareholders, employees, suppliers, creditors, consumers, government and the environment, though ultimately act in the best interests of the Corporation as a whole and not favour the interests of any stakeholder over those of the Corporation;

(v)
act in accordance with its obligations contained in the ABCA and the regulations thereto, the securities legislation of each province and territory of Canada, other relevant legislation and regulation, including United States legislation and regulation applicable to the Corporation, and the Corporation’s Articles and By-laws; and

(vi)
on the recommendation of the Audit, Finance and Risk Committee, recommend to the shareholders the appointment of an external auditor, and fix the remuneration of the external auditor if it has not been fixed by the shareholders.

(c)	The Board has the statutory responsibility for considering, as a full Board, the following matters which in law may not be delegated to Management or to a committee of the Board:

(i)	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)	the filling of a vacancy among the directors or in the office of auditor or the appointment of additional directors;

(iii)	the issuance of securities;

(iv)	the declaration of dividends;

(v)	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi)
the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii)	the approval of management proxy circulars;

(viii)	the approval of any take-over bid circular or directors’ circular;

(ix)	the approval of financial statements of the Corporation;

(x)	the adoption, amendment or repeal of By-Laws of the Corporation;

(xi)	reviewing and approving material transactions not in the ordinary course of business;

(xii)	any major financial activities such as raising of debt; and

(xiii)	any major organizational restructurings.

2.	Composition of Board

The Board shall from time to time examine its size and composition and undertake, where appropriate, a program to reduce or increase the number of directors to a number that facilitates more effective decision-making.

3.	Compensation of Directors

The Board shall from time to time review, or appoint a committee to review, the adequacy and form of the compensation of the directors and shall ensure that such compensation realistically reflects the responsibilities and risks involved in being a director of the Corporation.

4.	Outside Advisers

The Board shall implement a system whereby individual directors may engage an outside advisor (including legal counsel), at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.  The engagement of an outside advisor by a director shall be subject to the approval of the Board or the Corporate Governance, Human Resources and Compensation Committee of the Board.

5.	Independence

The Board has the responsibility to implement appropriate structures and procedures to permit the Board to function independently of Management.

Such structures and procedures shall, at a minimum, include:

(a)
the appointment of a Chair of the Board, who shall be independent (as defined in section 2 of “Composition of the Board”, below) and who shall be responsible for ensuring that the Board discharges its responsibilities independently of Management; and

(b)	the requirement that a majority of the members of the Board shall be independent (as defined in section 2 of “Composition of the Board”, below).

6.	Strategy Determination

The Board has the responsibility:

(a)
to determine long-term goals, to establish an annual strategic planning process  for the Corporation, and to participate with Management directly or through its committees in approving the mission of, and the strategic plan for the Corporation by which the Corporation proposes to achieve its goals;

(b)	to monitor progress in respect of the achievement of the goals established in the strategic plan and to initiate corrective action when required; and

(c)	to review and consider for approval all amendments or departures proposed by the Management from established strategy which diverge from the ordinary course of business.

7.	Committees of the Board and Independent Directors

The Board shall from time to time and at least annually, appoint and/or reappoint committees of directors and such committees shall have the responsibilities of meeting regularly and carrying out the duties and powers delegated to them by the Board as outlined in the respective committee charters.  The committees of the Board shall at a minimum consist of:

(a)	Corporate Governance, Human Resources and Compensation Committee;

(b)	Audit, Finance and Risk Committee; and

(c)	Reserves, Operations and Environmental, Health and Safety Committee.

In order for independent directors (as defined in Section 2 of “Composition of the Board”, below) of the Corporation to serve as a more effective check on Management, the independent directors shall meet at regularly scheduled sessions, without Management present.

8.	Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place, which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.  The Board also has a responsibility to understand and review the derivative and hedge policies of the Corporation.

9.	Appointing, Training and Monitoring Senior Management

The Board has the responsibility:

(a)	to appoint the Chief Executive Officer (the “CEO”), to monitor and assess CEO performance, to determine CEO compensation, and to provide advice and counsel in the execution of the CEO’s duties;

(b)
to consider the advice of the CEO and the recommendations of the Corporate Governance, Human Resources and Compensation Committee in approving the appointment and remuneration of all Corporation officers; and

(c)
to consider the advice and recommendation of the Corporation Governance, Human Resources and Compensation Committee to satisfy itself that adequate provision has been made for the training, development and continuing education of Management and for the orderly succession of Management.

10.	Reporting and Communication

The Board has the responsibility:

(a)
to verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally and to facilitate feedback from stakeholders;

(b)	to verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)	to verify that the financial results are reported fairly and in accordance with generally accepted accounting principles and standards;

(d)	to verify the timely reporting of any other developments that have a significant and material impact on the value of the securities of the Corporation; and

(e)	to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

11.	Monitoring and Acting

The Board has the responsibility:

(a)	to verify that the Corporation operates at all time within applicable laws and regulations to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Corporation is operated, including its Code of Business Conduct and Ethics;

(c)	to review and approve recommendations of the Corporate Governance, Human Resources and Compensation Committee to determine criteria for qualification of individuals to be a member of the Board;

(d)	to review and approve the annual budget, annual financing plans, any payment of dividends and new financing;

(e)	to review and approve quarterly financial reports and the annual report;

(f)	to verify that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(g)	to verify that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace;

(h)	to monitor the Corporation’s progress towards its goals and objectives and to revise and alter its direction through Management in response to changing circumstances;

(i)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant;

(j)
to review and direct Management to establish the necessary processes and procedures to meet the Board’s expectations regarding timely scheduling of Board and Committee meetings, receipt of materials, reports, presentations and other information from Management in a timely and efficient manner, in order to permit the Board to properly carry out its duties and responsibilities.

(k)	to verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities; and

(l)	to determine the advisability, from time to time, of implementing a policy requiring a minimum level of ownership by directors and senior officers in the capital of the Corporation.

D.           General

12.	The Board shall also be responsible for:

(a)	reviewing and assessing this Charter annually and revising it in accordance with the recommendations of the Corporate Governance, Human Resources and Compensation Committee;

(b)
annually evaluate the performance of the Board, Chair of the Board and individual directors in accordance with an evaluation process established by the Board to assess the effectiveness and performance of the Board, committees of the Board and Chair thereof;

(c)
considering the recommendations of the Corporate Governance, Human Resources and Compensation Committee with respect to the Charter of each of the committees of the Board and revising such charters accordingly, as appropriate; and

(d)
performing any other activities consistent with this Charter, the Corporation’s Articles and By-laws and any other governing law and regulation as the Board deems necessary or appropriate in order to carry out its mandate.

13.
This Charter shall not be taken to create a level of duty, or increase the liability of the Corporation, the Board, or any of its directors or Management, beyond that otherwise provided by applicable law.  The systematic identification, management and delegation of the business and affairs of the Corporation contained in this Charter are intended to improve the process of the Corporation’s corporate governance.

COMPOSITION OF THE BOARD

1.	The Board shall be comprised of at least three directors.

2.	Each member of the Committee shall be “independent” as affirmatively determined by the Board, and as defined in the Corporation’s Standards of Independence attached hereto.

3.	At least half of the members of the Board shall be resident Canadians, as that term is defined in the ABCA.

4.	The Chair of the Board shall be appointed annually by the Board to oversee the Board carrying out its responsibilities effectively.

5.	Each member of the Board shall have such skills and abilities appropriate to his or her appointment as a director as shall be determined by the Board.

MEETINGS OF THE BOARD

1.
The Board shall meet at such times and places as designated by the Chair of the Board at least on a quarterly basis, and whenever a meeting is requested by a member of the Board or a senior officer of the Corporation.

2.	Notice of each meeting of the Board shall be given to each member of the Board.

3.	Notice of a meeting of the Board shall:

(a)	be in writing (which may be communicated by electronic facsimile or other communication facilities);

(b)	state the nature of the business to be conducted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least 24 hours preceding the time stipulated for the meeting, however, this may be waived by agreement of all members of the Committee in writing.

4.
A quorum for the transaction of business at a meeting of the Board shall consist of a majority of the members of the Board and such quorum of directors may exercise all the powers of the directors, provided that at least half of the directors present at a meeting shall be resident Canadians.

5.
A member of the Board may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other.  A member of the Board participating in the meeting by any such means is deemed to be present at that meeting.

6.
In the absence of the Chair of the Board, the members of the Board shall choose one of the members present at the meeting to be Chair of the meeting and, in the absence of the Secretary of the Corporation, the Board shall choose one of the members of the Board present at the meeting to be the Secretary of the meeting.

7.	Management of the Corporation may attend meetings of the Board, as deemed appropriate by the Board, and shall attend meetings of the Board when requested to do so by the Board.

8.
Minutes shall be kept of all meetings of the Board and shall be signed by the Chair and Secretary of the meeting.  The minutes shall be maintained with the Corporation’s records, shall include copies of all resolutions passed at each meeting, and shall be available for review by members of the Board and Management.

ROLE OF THE CHAIR

1.	The Board shall appoint a Chair of the Board who shall:

(a)	review and approve the agenda for each meeting of the Board and as appropriate, consult with members of Management;

(b)	preside over meetings of the Board; and

(c)	make suggestions and provide feedback from the Board to Management regarding information that is or should be provided to the Board.

COMPTON PETROLEUM CORPORATION

STANDARDS OF INDEPENDENCE

Compton Petroleum Corporation (“Compton” or “the Corporation”) has adopted the following standards for determining whether a director is independent within the meaning of applicable Canadian and United States securities laws and the New York Stock Exchange corporate governance rules.

These Standards will be periodically reviewed and may be modified by Compton’s Board of directors (“the Board”). Except where required by applicable law or the rules of the New York Stock Exchange, the criteria set forth in these standards are not intended to constitute rigid rules that govern the Board’s determination of whether a director is independent from the Corporation or an interpretation of any applicable law, rule or regulation.

To be considered independent for purposes of these standards, the Board must affirmatively determine on an annual basis that the director being reviewed has no direct or indirect material relationship with the Corporation. A “material relationship” is a relationship, which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In each case, the Board shall consider all relevant facts and circumstances.

Additionally, a director will not be deemed to be independent if:

(a)
the director is, or has been within the last three years, an employee or executive officer of the Corporation, or an immediate family member2 of the director is, or has been within the last three years, an executive officer of the Corporation;

(b)
the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, or was within the last three years, a partner3 or employee of that firm and personally worked on the Corporation’s audit within that time;

(c)
the director’s spouse, minor child or stepchild, or child or stepchild who shares a home with the director, is a current partner of a firm that is the Corporation’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(d)
the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Corporation’s current executive officers serves or served at that same time on the entity’s compensation committee;

(e)
the director or an immediate family member of the director who is employed as an executive officer of the Corporation has received, during any twelve month period within the last three years, more than $75,000 in direct compensation4 from the Corporation;

(f)
the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other Corporation’s consolidated gross revenues;

2 An immediate family member is defined as a director’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the director or the director’s immediate family member) who shares the director’s home.

3 A partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

4 This does not include remuneration for acting as a member of the board or of any board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation, if the compensation is not contingent in any way on continued service.

(g)
the director accepts, directly or indirectly, any consulting, advisory or other compensatory fee5 from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in the director’s capacity as a member of the board or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or is an affiliated entity of the Corporation or any of its subsidiary entities6.

(h)	the director is an affiliated7 person of the Corporation.

5 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation if the compensation is not contingent n any way on continued service.

6 The indirect acceptance by a director of any consulting, advisory or other compensatory fee includes acceptance of a fee by: (a) a director’s spouse, minor child or stepchild, or a child or stepchild who shares the director’s home; or (b) an entity in which such director is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

7 A person or company is considered to be an affiliated entity of another person or company if:

(a)	one of them controls or is controlled by the other or if both persons or companies are controlled by the same person or company, or

(b)	the person is an individual who is:

(i)	both a director and an employee of an affiliated entity, or

(ii)	an executive officer, general partner or managing member of an affiliated entity.

COMPTON PETROLEUM CORPORATION
TERMS OF REFERENCE FOR THE CHAIR OF THE BOARD

INTRODUCTION

1.
The Board of Directors (the “Board”) has ultimate accountability to the shareholders for the management of the Corporation.  Critical to meeting this accountability are the relationships among the Board, Management, shareholders, relevant stakeholders (which term includes employees, customers, suppliers, regulators, governments, and the communities in which the Corporation operates), and the Directors.

2.
The Chair of the Board, as the presiding Board member, will ensure that these relationships are effective and efficient and that the relationships further the best interests of the Corporation.  In performing this role, the Chair works with the Chief Executive Officer (the “CEO”), manages the affairs of the Board, and together with the committees of the Board, the Directors, the CEO, the Chief Financial Officer, the Corporate Secretary and other senior Management, ensures effective relations with Board members, shareholders, stakeholders and the public.

RESPONSIBILITIES

The Chair of the Board has the responsibility:

(A)	Working With Management

1.	to communicate openly and effectively with the CEO, including helping to review strategies, define issues, maintain accountability and build relationships;

2.	to make the CEO aware of any concerns of the Board, shareholders, or other stakeholders or the public of which the Chair has knowledge;

3.
to lead the Board in monitoring and evaluating the performance of the CEO and senior Management,  the accountability of the CEO, and the implementation of the management succession and development plans by the CEO; and

4.	to work closely with the CEO in order that management strategies, plans and performance matters are presented, as necessary, to the Board, shareholders and relevant stakeholders;

(B)	Managing the Board

1.	to lead the Board in respect of the governance of the Corporation’s businesses and affairs;

2.	to make the Board aware of its obligations to the Corporation, shareholders, Management, relevant stakeholders, and pursuant to law;

3.	to provide leadership to the Board and to assist the Board in reviewing and monitoring the goals, objectives, strategies, policies and directions of the Corporation;

4.	to communicate with the Board to keep it up to date on all major developments including timely discussion of potential developments of relevance to the Corporation;

5.	to oversee that the Board has sufficient information to permit it to properly make major decisions when such decisions are required;

6.	to establish the frequency of Board and Committee meetings and to review such frequency from time to time, as considered appropriate or as requested by the Board;

7.	to co-ordinate the agenda and related events for Board meetings in conjunction with the CEO and the Corporate Secretary;

8.	to chair Board meetings;

9.
to recommend the committees of the Board and their composition, to review the need for, and the performance and suitability of, those committees and to recommend such adjustments as are deemed necessary from time to time, all in conjunction with the CEO and the Governance and Compensation Committee;

10.	to co-ordinate the frequency of, and the agenda for, all committee meetings in conjunction with the committee chairs, the CEO and the Corporate Secretary;

11.
to oversee that Board meetings are conducted in an efficient, effective and focused manner, and to attend committee meetings where requested by a committee chair, or as deemed appropriate by the Chair of the Board, or the Board; and

12.	to review and assess each Director’s attendance, performance and compensation and the size and composition of the Board, all in conjunction with relevant committees of the Board.

(C)	Relations with Shareholders, Other Stakeholders and the Public

1.	to chair meetings of shareholders;

2.
in conjunction with Management and relevant committees, consider appropriate management and Board representation at official functions and meetings with major shareholder groups and other stakeholder groups; and

3.	as requested by the CEO, to undertake public service activities in connection with the Corporation’s charitable, educational and cultural activities.

Suite 500, 850 - 2nd Street SW
Calgary, Alberta, T2P 0R8
Phone: (403) 237-9400
Fax: (403) 237-9410
Email:  investorinfo@comptonpetroleum.com
Website:  www.comptonpetroleum.com